As filed with the Securities and Exchange Commission on February 23, 2009
Registration Statement No. 333- •

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM F-10
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
ELDORADO GOLD CORPORATION

(Exact name of Registrant as specified in its charter)

Canada	1040	Not Applicable

(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
Suite 1188 — 550 Burrard Street
Vancouver, British Columbia
Canada V6C 2B5
(604) 601-6655

(Address and telephone number of Registrant’s principal executive offices)
DL Services Inc.
U.S. Bank Center
1420 5th Avenue, Suite 3400
Seattle, WA 98101-4010
(206) 903-8800

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)
Copies to:

Dawn L. Moss Eldorado Gold Corporation 550 Burrard Street Suite 1188, Bentall 5 Vancouver, British Columbia Canada V6C 2B5	Kenneth G. Sam Dorsey & Whitney LLP Republic Plaza Building, Suite 4700 370 Seventeenth Street Denver, Colorado 80202-5647	Mark Bennett Cassels Brock & Blackwell LLP 2100 Scotia Plaza 40 King Street West Toronto, Ontario Canada M5H 3C2	Andrew Foley Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064	Lata Casciano Fasken Martineau DuMoulin LLP Barristers & Solicitors 2900 — 550 Burrard Street Vancouver, British Columbia Canada V6C 0A3
Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after this Registration Statement becomes effective
Province of British Columbia, Canada

(Principal jurisdiction regulating this offering)
It is proposed that this filing shall become effective (check appropriate box):

A.	☐	Upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).

B.	☑	At some future date (check the appropriate box below):
1.	☐ pursuant to Rule 467(b) on ___(date) at___(time) (designate a time not sooner than 7 calendar days after filing).

2.
☐    pursuant to Rule 467(b) on ___(date) at ___(time) (designate a time 7 calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on ___(date).

3.
☐    pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.

4.	☑ after the filing of the next amendment to this Form (if preliminary material is being filed).
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box. ☐
CALCULATION OF REGISTRATION FEE

Title of each class of	Proposed maximum	Amount of
securities to be registered	aggregate offering price (1)	registration fee
Common Shares	$159,480,000	$6,268
TOTAL	$159,480,000	$6,268

(1)	Rule 457(o) permits the registration fee to be calculated on the basis of the maximum offering price of all of the common shares to be registered. The proposed maximum initial offering price per common share will be determined at a future date. In no event will the aggregate initial offering price of all common shares issued pursuant to this Registration Statement exceed U.S.$158,720,000. Based on the maximum initial offering price of Cdn$200,000,000 converted into U.S. dollars based on the noon rate of exchange on February 20, 2009, as reported by the Bank of Canada, for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 equals US$0.7974
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registration statement shall become effective as provided in Rule 467 under the Securities Act, or on such date as the Commission, acting pursuant to Section 8(a) of the Securities Act, may determine.

PART I
INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Preliminary Prospectus
Subject to Completion, Dated February 23, 2009
ELDORADO GOLD CORPORATION
Approximately Cdn$275,000,000
•Common Shares
This short form prospectus (the “prospectus”) qualifies the distribution of • common shares (the “Offered Shares”) of Eldorado Gold Corporation at a price (the “Offering Price”) of Cdn$• per Offered Share. “See “Plan of Distribution”.
This offering is made by a Canadian issuer that is permitted under a multi-jurisdictional disclosure system adopted by Canada and the United States to prepare this prospectus in accordance with the disclosure requirements of Canada. Investors should be aware that such requirements are different from those of the United States. The financial statements incorporated by reference in this prospectus have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies. In accordance with Item 18 of Form 20-F, information regarding the impact upon our audited financial statements of significant differences between Canadian and United States GAAP is contained in Note 18 to the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2007 and in the Supplementary Note (as defined below) with respect to the unaudited interim consolidated financial statements of the Company for the nine months ended September 30, 2008 incorporated by reference in this prospectus.
Investors should be aware that owning securities may subject them to tax consequences both in Canada and the United States. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. Investors should read the tax discussion in this prospectus under the heading “Income Tax Considerations” and consult their own tax advisor with respect to their own particular circumstances.
Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because the Company is incorporated in Canada, some of the Company’s officers and directors and the experts named in this prospectus are Canadian residents, and a substantial portion of the Company’s assets and the assets of those officers, directors and experts are located outside of the United States.
Neither the United States Securities and Exchange Commission (the “SEC”) nor any state securities regulator has approved or disapproved the securities offered hereby or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offence.
Cdn$• per Common Share (1)

	Price to	Commission to	Net Proceeds to
	Public	Underwriters	the Company (2)
Per Offered Share	Cdn$•	Cdn$•	Cdn$•
Total (3)	Cdn$•	Cdn$•	Cdn$•

(1)	We report in United States dollars. Unless otherwise stated, all references to “$” or dollar figures in this prospectus are in United States dollars.

(2)	Before deduction of the legal, accounting and administrative expenses of this offering payable by us and estimated to be Cdn$•, which will be paid from the net proceeds of the sale of the Offered Shares. See “Use of Proceeds”.

(3)	We will grant to the Underwriters an over-allotment option (the “Option”) to purchase up to an additional 15% of the Offered Shares sold pursuant to the offering, being • common shares (the “Additional Shares”) of the Company, which is exercisable in whole or in part for a period of 30 days from (and including) the Closing Date (as defined below) of the offering to cover over-allotments, if any. If the Option is exercised in full, the Total Price to Public, Commission to Underwriters and Net Proceeds to the Company will be Cdn$•, Cdn$• and Cdn$•, respectively. This prospectus also qualifies the grant of the Option and the distribution of the Additional Shares issuable on exercise of the Option. A purchaser who acquires shares forming part of the Underwriters’ over-allocation position acquires those shares under this prospectus, regardless of whether the over-allocation position is ultimately filled through exercise of the Option or secondary market purchases. See “Plan of Distribution”.

	Maximum size or number of		Exercise price (Cdn$• per
Underwriters’ Position	securities available	Exercise period	Additional Share)
Option	•	For a period of 30 days from	•
(and including) the Closing
Date
The Offering Price was determined by negotiation between us and Macquarie Capital Markets Canada Ltd. and any other underwriters that sign the underwriting agreement referred to under “Plan of Distribution” (the “Underwriters”). The Underwriters, as principals, conditionally offer these securities, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution” and subject to the approval of certain legal matters on behalf of the Company by Fasken Martineau DuMoulin LLP and Dorsey & Whitney LLP and on behalf of the Underwriters by Cassels Brock & Blackwell LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP.
It is expected that the Company will arrange for an instant deposit of the Offered Shares to or for the account of the Underwriters with CDS Clearing and Depository Services Inc. (“CDS”) and The Depository Trust Company (“CEDE”) on the date of closing of the offering, which is expected to occur on or about March 16, 2009 or such other date as the Company and the Underwriters may agree (the “Closing Date”), against payment by the Underwriters to the Company of the aggregate purchase price for the Offered Shares purchased by the Underwriters. In any event, the Offered Shares are to be taken up by the Underwriters, if at all, on or before a date not later than 42 days after the date of the receipt for this prospectus. No certificate evidencing the Offered Shares will be issued to purchasers, except in certain limited circumstances, and registration will be made in the depositary services of CDS and CEDE. Purchasers of the Offered Shares will receive only a customer confirmation from the Underwriters or other registered dealer who is a CDS or CEDE participant and from or through whom a beneficial interest in the Offered Shares is purchased. The Underwriters may effect transactions intended to stabilize or maintain the market price for the Common Shares at levels above that which might otherwise prevail in the open market. After the Underwriters have made reasonable efforts to sell all of the Offered Shares by this prospectus at the Offering Price, the Offering Price may be decreased, and further changed from time to time, to an amount not greater than the Offering Price. See “Plan of Distribution”.
The outstanding common shares (the “Common Shares”) of the Company are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “ELD” and the NYSE Alternext US LLC (the “Alternext”) under the symbol “EGO”. The closing price of the Common Shares on the TSX and the Alternext on •, 2009, the day prior to the pricing of the Offered Shares, was Cdn $•, and US$•, respectively. We will apply to list the Offered Shares distributed hereunder on the TSX and the Alternext. Listing will be subject to us fulfilling all the listing requirements of the TSX and the Alternext.
An investment in the Common Shares involves a high degree of risk. The risk factors outlined or incorporated by reference in this prospectus should be carefully reviewed and considered by prospective purchasers in connection with an investment in the Common Shares. See “Risk Factors”.
The Offered Shares will be eligible for investment under certain statutes as described herein under “Eligibility for Investment”.
Unless the context otherwise requires, references to the “Company”, “we”, “us” or “our” means Eldorado Gold Corporation and each of its subsidiaries. Reference to “Eldorado” means Eldorado Gold Corporation only.
Unless the context otherwise requires, references to “Offered Shares” means all of the Common Shares offered hereunder, including the Additional Shares, and references to “Common Shares” means all of the common shares of Eldorado.
The Company’s head office is located at Suite 1188 — 550 Burrard Street, Vancouver, British Columbia, V6C 2B5 and its registered office is located at Suite 2900-550 Burrard Street, Vancouver, British Columbia, V6C 0A3.
The registrar and transfer agent of the Common Shares is Valiant Trust Company, 600 — 750 Cambie Street, Vancouver, British Columbia V6B 0A2.

DOCUMENTS INCORPORATED BY REFERENCE
Information has been incorporated by reference in this prospectus from documents filed with the securities commissions or similar authorities in each of the provinces of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Company at Suite 1188 — 550 Burrard Street, Vancouver, British Columbia, V6C 2B5, Telephone: (604) 601-6655, and are also available electronically at www.sedar.com. The filings of the Company through the System for Electronic Document Analysis and Retrieval (“SEDAR”) are not incorporated by reference in this prospectus except as specifically set out herein.
The following documents, which we have filed with the various securities commissions or similar authorities in each of the provinces of Canada, are specifically incorporated by reference into and form an integral part of, this prospectus:
(a)	the audited consolidated financial statements, the notes thereto and the auditors report thereon as at and for the fiscal year ended December 31, 2007 (the “Annual Financial Statements”), together with Management’s Discussion and Analysis (“MD&A”) for such financial statements contained in our annual report for the fiscal year ended December 31, 2007, filed in English on March 27, 2008 and filed in French on April 18, 2008;

(b)	the unaudited interim consolidated financial statements as at and for the nine months ended September 30, 2008 and the notes thereto (the “Interim Financial Statements”) contained in our quarterly report, together with MD&A for such Interim Financial Statements, filed in English on October 31, 2008 and filed in French on November 14, 2008;

(c)	the management proxy circular dated March 27, 2008 prepared in connection with the annual meeting of our shareholders held on May 1, 2008, filed in English on April 3, 2008 and filed in French on April 23, 2008;

(d)	the annual information form for the fiscal year ended December 31, 2007, dated March 31, 2008 (the “AIF”), filed in English on March 31, 2008 and filed in French on April 18, 2008;

(e)	the business acquisition report (the “Frontier BAR”) dated and filed in English on September 15, 2008 and filed in French on • regarding the acquisition of Frontier Pacific Mining Corporation (“Frontier”), except the notices regarding no auditor review of the Frontier interim statements incorporated by reference in the Frontier BAR, which notices are not incorporated by reference in this prospectus;

(f)	the material change report dated January 14, 2008 and filed in English on January 15, 2008 and filed in French on April 17, 2008 with respect to an update on the Company’s 2007 operating results;

(g)	the material change report dated February 25, 2008 and filed in English on February 25, 2008 and filed in French on April 17, 2008 with respect to an update on mineral resources and mineral reserves as of December 31, 2007;

(h)	the material change report dated March 7, 2008 and filed in English on March 7, 2008 and filed in French on April 17, 2008 with respect to the re-opening of the Kişladağ Gold Mine (the “Kişladağ Mine”);

(i)	the material change report dated March 17, 2008 and filed in English on March 17, 2008 and filed in French on April 17, 2008 with respect to a non-binding memorandum of understanding with BHP Billiton regarding the future sale of iron ore;

(j)	the material change report dated March 31, 2008 and filed in English on March 31, 2008 and filed in French on April 18, 2008 with respect to financial results for the fiscal year ended December 31, 2007;

(k)	the material change report dated April 3, 2008 and filed in English on April 4, 2008 and filed in French on April 17, 2008 with respect to an update on first quarter 2008 operating results;

(l)	the material change report dated April 28, 2008 and filed in English on April 28, 2008 and filed in French on November 14, 2008 with respect to our intention to make an offer for Frontier;

(m)	the material change report dated May 5, 2008 and filed in English on May 5, 2008 and filed in French on May 15, 2008 with respect to financial and operational results for the first quarter 2008;

(n)	the material change report dated May 13, 2008 and filed in English on May 13, 2008 and filed in French on May 15, 2008 with respect to the formal offer to acquire all the outstanding shares of Frontier;

(o)	the material change report dated June 2, 2008 and filed in English on June 3, 2008 and filed in French on November 14, 2008 with respect to receipt of all permits and approvals necessary to construct the Efemçukuru development project (the “Efemçukuru Project”);

(p)	the material change report dated July 10, 2008 and filed in English on July 11, 2008 and filed in French on November 14, 2008 with respect to an earn-in agreement with Brazauro Resources Corporation on the Tocantinzinho Project and Tapajos District exploration;

(q)	the material change report dated July 18, 2008 and filed in English on July 18, 2008 and filed in French on November 14, 2008 with respect to the take-up of the Frontier shares;

(r)	the material change report dated July 31, 2008 and filed in English on July 31, 2008 and filed in French on November 14, 2008 with respect to the letter agreement with AngloGold Ashanti Limited (“AngloGold”) to acquire the shares of São Bento Gold Company Limited (“São Bento”) which indirectly holds the São Bento gold mine (the “São Bento Mine”);

(s)	the material change report dated August 1, 2008 and filed in English on August 1, 2008 and filed in French on February 9, 2009 with respect to financial and operational results for the second quarter ended June 30, 2008;

(t)	the material change report dated November 5, 2008 and filed in English on November 5, 2008 and filed in French on February 9, 2009 with respect to financial and operational results for the third quarter ended September 30, 2008;

(u)	the material change report dated December 19, 2008 and filed in English on December 19, 2008 and filed in French on February 9, 2009 with respect to completion of the sale of São Bento to AngloGold;

(v)	the material change report dated January 26, 2009 and filed in English on January 26, 2009 and filed in French on February 9, 2009 with respect to an update on 2008 operating results and anticipated 2009 production;

(w)	the material change report dated February 2, 2009 and filed in English on February 3, 2009 and filed in French on February 9, 2009 with respect to the positive High Court decision regarding the Environmental Impact Assessment Certificate for the Efemçukuru Project;

(x)	the material change report dated February 18, 2009 and amended material change report dated February 20, 2009 and filed in English on February 18, 2009 and February 20, 2009 respectively and filed in French on •, 2009 with respect to the Company’s 2008 fourth quarter earnings release and mineral resources and mineral reserves updates; and

(y)	Supplementary Information (“Supplementary Note”) Reconciliation with United States Generally Accepted Accounting Principles with respect to the Interim Financial Statements for the third quarter filed in English on February 23, 2009 and filed in French on •.
Any document of the type referred to in Section 11.1 of Form 44-101F1-Short Form Prospectus filed by us with a securities commission or any similar authority in Canada after the date of this prospectus and prior to the termination of the distribution shall be deemed to be incorporated by reference in this prospectus.
Pursuant to a decision of the Autorité des marchés financiers dated February 23, 2009, which applies to the preliminary short form prospectus only, the Company was exempted from the Québec requirement to file French versions of certain of the documents incorporated by reference herein. See “Exemptions from National Instrument 44-101”.
Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute part of this prospectus.

FORWARD-LOOKING STATEMENTS, FORWARD-LOOKING INFORMATION AND RISK FACTORS
This prospectus and the documents incorporated herein by reference, contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or forward-looking information include, but are not limited to statements with respect to:
•	the future price of gold;

•	the estimation of mineral reserves and mineral resources;

•	estimates of the time and amount of future gold production for specific operations;

•	estimated future production costs, capital expenditures, exploration expenditures and other expenses for specific operations;

•	use of proceeds;

•	permitting;

•	mining and development risks;

•	litigation risks;

•	currency fluctuations;

•	requirements for additional capital;

•	potential acquisitions;

•	environmental risks;

•	reclamation costs; and

•	statements as to the projected development of certain ore deposits, including estimates of capital costs and expected production commencement dates.
Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such forward-looking statements and forward-looking information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements and forward-looking information. Such factors include, among others, the following:
•	gold price volatility and currency rate fluctuations;

•	discrepancies between actual and estimated production, between actual and estimated mineral reserves, and between actual and estimated metallurgical recoveries;

•	mining operational risk;

•	regulatory restrictions, including environmental regulatory restrictions and liability and permitting restrictions;

•	risks of operations in foreign countries;

•	speculative nature of gold exploration;

•	dilution;

•	competition;

•	loss of key employees;

•	defective title to mineral claims or property;

•	growth and financial condition;

•	current global financial conditions; and

•	legal and regulatory proceedings;
as well as those factors discussed in the section entitled “Risk Factors” in this prospectus and in the documents incorporated by reference herein.
Although we have attempted to identify factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Forward-looking statements and forward-looking information are based upon management’s beliefs, estimates and opinions at the time they are made and we undertake no obligation to update forward-looking statements and forward-looking information if these beliefs, estimates and opinions or circumstances should change, except as required by applicable law. There can be no assurance that forward-looking statements and forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and information. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information.
Specific reference is made to “Risk Factors” herein, “Risk Factors” in the AIF incorporated by reference herein and the MD&A incorporated by reference herein for a discussion of the factors underlying forward-looking statements and forward-looking information.
CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION
All dollar amounts in this prospectus are expressed in United States dollars unless otherwise indicated. Our revenue is derived primarily from the sale of gold, denominated in United States dollars. Our costs are incurred in a variety of currencies, including the Brazilian Real (the “Real”), the Canadian dollar (“Cdn$”), the Chinese Renminbi (“RMB”), the lawful single currency of the European Monetary Union (the “Euro”) and the Turkish Lira (“Lira”). Our accounts are maintained in United States dollars.
The noon rate of exchange on February 20, 2009, as reported by the Bank of Canada, for the conversion of Canadian dollars into United States dollars was Cdn$1.2541 per US$1.00 (Cdn$1.00 equals US$0.7974).
The following table sets forth (i) the rate of exchange for the Canadian dollar, expressed in United States dollars, in effect at the end of the periods indicated, (ii) the average of exchange rates in effect on the last day of each month during such periods, and (iii) the high and low exchange rates during such periods, each based on the noon rate of exchange as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars.

	Period Ended September	Year Ended December 31,
	30, 2008	2008	2007	2006
Rate at end of period	0.9435	0.8166	1.0120	0.8581
Average rate for period	0.9819	0.9381	0.9304	0.8817
High for Period	1.0289	1.0289	1.0905	0.9099
Low for Period	0.9263	0.7711	0.8437	0.8528
THE COMPANY
We were incorporated by Memorandum of Association on April 2, 1992 under the Companies Act (Bermuda) under the name “Eldorado Corporation Ltd.” On April 23, 1996, we continued under the Company Act (British Columbia) and changed our name to “Eldorado Gold Corporation”. On June 28, 1996, we continued under the Canada Business Corporations Act

(“CBCA”). On November 19, 1996, pursuant to a plan of arrangement under the CBCA, we amalgamated with HRC Development Corporation under the name “Eldorado Gold Corporation”.
Our head and principal office is located at Suite 1188 — 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 2B5. We, through our subsidiaries, also maintain administrative offices in Belo Horizonte, Brazil; Beijing, China; Haixi District, China; Xining, China; Alexandropolis, Greece; Athens, Greece; Ankara, Turkey; Usak, Turkey and Izmir, Turkey. Our registered office and address for service is care of our solicitors, Fasken Martineau DuMoulin LLP, Suite 2900 — 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 0A3.
We own our material assets through the six subsidiaries set out below. The particulars, including the place of incorporation or continuance, regarding these subsidiaries are as indicated on our organizational chart set out below.

SUMMARY DESCRIPTION OF THE BUSINESS
We are engaged in the production of, development of and exploration for gold. We are also engaged in the acquisition of gold properties. Our business is presently focused in China and Turkey.
We are engaged in the production of gold through the mining and processing of ore. We have two gold mines in production, the Kişladağ Mine located near Usak, Turkey and the Tanjianshan Gold Mine (the “TJS Mine”) located in Qinghai Province, China. Our key development property, which we are currently focused on, is the Efemçukuru Project located in Turkey.
Our acquisition and growth strategy is to actively pursue future growth opportunities by way of discovery of grass-roots exploration projects and the acquisition of advanced exploration, development or low cost production assets in Brazil, China, Greece and Turkey and the surrounding regions, preferably with sound management and potential for increased mineral resources. At any given time, discussions and activities with respect to such possible opportunities may be in process on such initiatives, each at different stages of due diligence. We are currently engaged in discussions with respect to such possible opportunities but have no binding agreement or commitment to enter into any such transaction and there is no assurance that any potential transaction will be successfully completed. See “Risks — Risks related to acquisitions”.
Production and Operating Summary
References in this prospectus to “Au” refer to gold, references to an ounce or “oz” are to a troy ounce equalling approximately 31.103 grams and references to “g/t“are to grams per tonne.
The following table summarizes certain production and operating information for the Company and specifically relating to the Kişladağ Mine and the TJS Mine for each of the quarterly periods indicated and the fiscal year ended December 31, 2008, as compared to the fiscal year ended December 31, 2007.

	First	Second	Third	Fourth	Fourth
	Quarter	Quarter	Quarter	Quarter	Quarter	Total	Total
	2008	2008	2008	2008	2007	2008	2007
Gold Production
Total Ounces Produced	67,234	87,380	72,343	81,845	32,000	308,802	281,135
Commercial Production	67,234	87,380	72,343	81,845	32,000	308,802	268,643
Cash Operating Cost ($/oz)	213	229	283	298	216	257	236
Total Cash Cost ($/oz)[1]	268	259	313	319	262	289	263
Total Production Cost ($/oz)[2]	393	293	402	404	522	370	338
Realized Price ($/oz — sold)	933	904	870	800	774	876	674
Kişladağ Mine, Turkey[3]
Commercial Production	27,228	55,490	46,863	60,753		190,334	135,306
Tonnes to Pad	529,480	2,092,957	2,562,343	2,371,101	—	7,555,881	4,547,860
Grade (grams / tonne)	1.18	1.47	1.05	1.34	—	1.27	1.33
Cash Operating Cost ($/oz)	217	230	270	279	—	254	189
Total Cash Cost ($/oz)[1]	218	232	273	281	—	256	192
Total Production Cost ($/oz)[2]	246	273	310	314	—	291	224
TJS Mine, China[4]
Total Ounces Produced	40,006	31,890	25,480	21,092	32,000	118,468	138,162
Commercial Production	40,006	31,890	25,480	21,092	32,000	118,468	125,670
Tonnes Milled	223,395	193,035	226,126	216,273	173,945	858,829	757,354
Grade (grams / tonne)	6.83	6.04	4.16	4.33	7.20	5.31	6.23
Cash Operating Cost ($/oz)	211	229	306	352	216	261	288
Total Cash Cost ($/oz)[1]	302	305	387	429	261	343	342
Total Production Cost ($/oz)[2]	493	327	571	664	526	496	472

Notes:

1)	Cash Operating Costs plus royalties and cost of off-site administration.

2)	Total Cash Costs plus foreign exchange gain or loss, depreciation, amortization and reclamation expenses.

3)	The Kişladağ Mine recommenced operations on March 6, 2008.

4)	The TJS Mine commenced commercial production on February 1, 2007. The figures for the TJS Mine represent 100% of which we own 90%.

The “Cash Operating Costs” and “Total Production Costs” set forth above were calculated in accordance with the standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is a widely accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures set forth above may not be comparable to other similarly titled measures of other companies. Total Cash Operating Costs per ounce are derived from amounts included in our Statements of Income and include mine site operating costs such as mining, processing and administration, but exclude amortization, reclamation costs, financing costs and capital development and exploration costs. These costs are then divided by ounces produced to arrive at the cash operating costs per ounce of production. Total Production Costs are Cash Operating Costs plus provision for depreciation, depletion and amortization and reclamation. This data is designed to provide additional information and are non-GAAP financial measures. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs under GAAP.
Mineral Resources and Mineral Reserves
2008 Measured, Indicated and Inferred Mineral Resources
The following table sets out the Company’s estimated mineral resources as of December 31, 2008:

				Contained Gold
	Resource	Tonnes	Grade	Ounces
Mine/Project	Classification	(x1000)	(Au g/t)	(x1000)
Kişladağ	Measured	72,810	1.04	2,432
	Indicated	207,070	0.82	5,430
	Measured+Indicated	279,880	0.88	7,862
	Inferred	126,900	0.63	2,552
TJS[5]	Measured	6,985	3.34	751
	Indicated	2,941	2.76	261
	Measured+Indicated	9,926	3.17	1,012
	Inferred	3,493	3.54	398
Efemçukuru	Measured	1,235	13.80	548
	Indicated	3,683	8.39	993
	Measured+Indicated	4,918	9.75	1,541
	Inferred	2,109	9.95	675
Total	Measured	81,030	1.43	3,731
	Indicated	213,694	0.98	6,684
	Measured+Indicated	294,724	1.11	10,415
	Inferred	132,502	0.86	3,625

Notes:

1)	Gold price used for the Kişladağ Mine and the TJS Mine was $725/oz and for the Efemçukuru Project was $530/oz.

2)	Cut-off grades (gold g/t): Kişladağ Mine: 0.4 g/t; TJS Mine: 1.0 g/t; Efemçukuru Project: 3.0 g/t.

3)	Stephen Juras, Ph.D., P.Geo., Manager, Geology of the Company is the qualified person responsible for all the mineral resource estimates.

4)	The cut-off grades for the deposits are based on certain assumptions for plant recovery, gold value, mining dilution and recovery, along with operating and capital costs projections that are based on the historical production figures. Estimated mineral resources may have to be recalculated based on actual production or exploration results.

5)	Mineral resources for the TJS Mine represent 100% of which we own 90%.

6)	Mineral resources are not mineral reserves and do not have demonstrated economic viability.

7)	All mineral resources are calculated in accordance with NI 43-101 (as defined below).
2008 Proven and Probable Mineral Reserves
The following table sets out the Company’s estimated mineral reserves as of December 31, 2008:

				Contained Gold
		Tonnes	Grade	Ounces
Mine/Project	Reserve Classification	(x1000)	(Au g/t)	(x1000)
Kişladağ	Proven	67,746	1.08	2,353
	Probable	93,811	1.05	3,170
	Proven + Probable	161,557	1.06	5,523
TJS[4]	Proven	5,609	3.77	680
	Probable	1,152	3.71	137
	Proven + Probable	6,761	3.76	817
Efemçukuru	Proven	1,320	11.89	505
	Probable	2,465	9.04	716
	Proven + Probable	3,785	10.04	1,221
Total	Proven	74,675	1.47	3,538
	Probable	97,428	1.28	4,023
	Proven + Probable	172,103	1.37	7,561

Notes:

1)	Gold price used for the Kişladağ Mine and the TJS Mine was $725/oz and for the Efemçukuru Project was $530/oz.

2)	Cut-off grades (gold g/t): Kişladağ Mine: 0.35 g/t oxide, 0.50 g/t sulphide; TJS Mine: 1.3 g/t JLG oxide, 1.64 g/t JLG sulphide; Efemçukuru Project: 4.5 g/t

3)	Qualified Person: Richard Miller, P.Eng., Manager, Mine Engineering of the Company is responsible for the Kişladağ Mine and the TJS Mine mineral reserve; Andy Nichols, P.Eng., Chief Mining Engineer of Wardrop Engineering Inc. is responsible for the Efemçukuru Project mineral reserve.

4)	Mineral reserves for the TJS Mine represent 100% of which we own 90%.

5)	The mineral reserve estimates are inclusive to the mineral resources.

6)	The cut-off grades for the deposits are based on certain assumptions for plant recovery, gold value, mining dilution and recovery, along with operating and capital costs projections that are based on the historical production figures. Estimated mineral reserves may have to be recalculated based on actual production or exploration results. Market price fluctuation of gold, as well as increased production costs or alteration in recovery rate may render the proven and probable mineral reserves unprofitable to develop at a particular property or for a specific mine.

7)	All mineral reserves are calculated in accordance with NI 43-101 (as defined below).
Reconciliation of Mineral Reserves
The following table reconciles the Company’s mineral reserves for the Kişladağ Mine and the TJS Mine after taking into account gold production for 2008:

	Mineral Reserves						Other Increases/Decreases			Mineral Reserves
	Dec. 31, 2007			Mined in 2008			in 2008			Dec. 31, 2008
	Tonnes	Grade	Oz.	Tonnes	Grade	Oz.	Tonnes	Grade	Oz.	Tonnes	Grade	Oz.
Mine	(000)	g/t	(000)	(000)	g/t	(000)	(000)	g/t	(000)	(000)	g/t	(000)
Kişladağ	153,330	1.12	5,500	7,556	1.27	310	15,783	0.66	333	161,557	1.06	5,523
TJS[4]	7,342	3.96	934	859	5.34	147	278	3.36	30	6,761	3.76	817

Notes: 1)	Gold price used was $725/oz.

2)	Cut-off grades (gold g/t): Kişladağ Mine: 0.35 g/t oxide, 0.50 g/t sulphide; TJS Mine: 1.3 g/t JLG oxide, 1.64 g/t JLG sulphide.

3)	Qualified Person: Richard Miller, P.Eng., Manager, Mine Engineering of the Company is responsible for the Kişladağ Mine and the TJS Mine mineral reserve.

4)	Mineral reserves for the TJS Mine represent 100% of which we own 90%.

5)	Mineral reserve estimates are inclusive to the mineral resources.

6)	The cut-off grades for the deposits are based on certain assumptions for plant recovery, gold value, mining dilution and recovery, along with operating and capital costs projections that are based on the historical production figures. Estimated mineral resources and mineral reserves may have to be recalculated based on actual production or exploration results. Market price fluctuation of gold, as well as increased production costs or alteration in recovery rate may render the proven and probable mineral reserves unprofitable to develop at a particular property or for a specific mine.

7)	All mineral reserves are calculated in accordance with NI 43-101 (as defined below).

Stephen Juras, P.Geo., Manager, Geology of the Company, is the qualified person (the “Qualified Person”), as defined in National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”), for all mineral resource estimates of the Company and for verifying the technical data relating thereto. The Qualified Persons for mineral reserve estimates are as follows: Richard Miller, P.Eng., Manager, Mine Engineering of the Company, is responsible for the Kişladağ Mine and the TJS Mine mineral reserve estimates and Andy Nichols, P.Eng., Chief Mining Engineer of Wardrop Engineering Inc., an independent Qualified Person, is responsible for the Efemçukuru Project mineral reserve estimates.
Except as otherwise noted herein, Norman S. Pitcher, P. Geo., Chief Operating Officer of the Company, is the Qualified Person responsible for preparing or supervising the preparation of the scientific or technical information contained in this prospectus and has verified the technical data disclosed herein relating to the Kişladağ Mine, the TJS Mine and the Efemçukuru Project.
Cautionary Note to United States Investors
The definitions of proven and probable mineral reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a “Final” or “Bankable” feasibility study is required to report reserves, the three year historic average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.
In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.
Accordingly, information contained in this prospectus and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.
For a description of our principal properties and our other development and exploration properties see “Description of the Business” in the AIF incorporated herein by reference.
RECENT DEVELOPMENTS
The Company produced 308,802 ounces of gold during 2008 at a cash operating cost of $257 per ounce. All debt owed to our primary lender was paid and the offsetting restricted cash was released to Eldorado. We are debt free, other than $0.1 million outstanding under a non-interest bearing loan from Sino Gold Limited, which loan was incurred in relation to the acquisition of the TJS Mine in 2003. At December 31, 2008, we held $61.8 million in cash. We remain hedge free.
Turkey
Kişladağ Gold Mine
In 2008, the Kişladağ Mine produced 190,334 ounces of gold at a cash operating cost of $254 per ounce. Production for the year re-commenced on March 6, 2008 following a court decision providing for the expiration of a temporary closure of the mine and allowing resumption of all production activities. The successful transition to owner mining from contractor mining was completed successfully in the third quarter of 2008, and pit production is now fully dependent on owner mining. We continue to employ a Turkish mining contractor to provide ancillary services such a hauling run-of-mine ore to the leach pad. In 2008, we drilled 55 holes totalling 16,586 metres at the Kişladağ Mine for both resource development and geotechnical analysis.
Efemçukuru Project
The Efemçukuru Project is a high-grade epithermal vein deposit which will be mined underground using a combination of mining methods. Production is estimated at 112,000 ounces annually.
Development of the Efemçukuru Project is proceeding as planned. During 2008, we continued constructing the access roads to the site and within the project area. We also completed geotechnical testing of the plant site and rock dump to establish ground support requirements for exposed high walls and foundation conditions for future structures, including the plant retaining wall.
We are on schedule for placing orders for all major pieces of equipment and for conducting the detailed engineering of the concentrator and infrastructure, which is being carried out by a Turkish engineering company under our supervision.
In 2008, we drilled nine holes totalling 1,519 metres over the North Ore Shoot the holes; successfully intersected precious metal and base metal rich intercepts down-plunge from current limits. We also completed our detailed mapping and soil geochemical sampling programs over the property.
China
TJS Mine
In 2008, the TJS Mine produced 118,468 ounces of gold at a cash operating cost of $261 per ounce. Construction of Phase 2, which consists of a roaster system (a processor used to oxidize refractory ore using heat), and acid production and arsenic removal circuits, continued through 2008. Sequential commissioning is now underway. Mining has now transitioned from the Qinlongtan pit (“QLT”) to the Jinlongou pit (“JLT”). Going forward, the majority of the ore will be refractory and will be processed through the roaster, although we still have the capacity to treat oxide ore. All mining is done by a Chinese contractor supervised by personnel at the TJS Mine.
The 2008 diamond drill program at the TJS Mine totalled 18,387 metres in 84 drill holes and we completed testing at Xijingou pit (“XJG”) and QLT. The latter target tested the potential of a “dip” reversal of the QLT mineralized zone below the final open pit floor. The term “dip” refers to the angle which the geological structure forms to a horizontal surface, measured perpendicular to the azimuth plane of the surface aligned at right angles. The holes successfully intersected gold mineralization and are planned to be tested more fully in 2009.
Acquisitions and Dispositions
Acquisition of Frontier
In 2008, the Company acquired all of the issued and outstanding common shares (the “Frontier Shares”) of Frontier. As a result, the Company acquired a 100% interest in the Perama Hill gold project (the “Perama Hill Project”) in Greece.
The acquisition was made pursuant to the terms of the Offer and Circular dated May 9, 2008. On July 15, 2008, the expiry date of the offer, we had acquired over 95% of the Frontier Shares and initiated a compulsory acquisition of the remaining shares. Each Frontier Share was exchanged for consideration consisting of 0.122 of a Common Share, Cdn$0.0001 in cash and one exchange receipt (an “Exchange Receipt”). The Company issued an aggregate of 20,339,334 Common Shares and paid an aggregate amount of $16,000 in connection with this transaction.
Each Exchange Receipt entitles the holder thereof to receive, for no additional consideration, 0.0008 of a Common Share if, prior to July 1, 2009, a joint ministerial resolution (the “JMR”) accepting the environmental terms of reference drafted by the Greek Ministry of the Environment in respect of Frontier’s Perama Hill Project is issued in Greece by the joint ministerial council, comprised of the Ministries of Environment, Agriculture, Culture, Development and Health. If the JMR is not issued prior to July 1, 2009, each Exchange Receipt will be void and of no further force or effect.

Holders of Exchange Receipts do not have any voting or pre-emptive rights or other rights as shareholders of Eldorado and will not be entitled to receive any dividends in respect of such Exchange Receipts. The indenture governing the Exchange Receipts provides for adjustment in the number of Common Shares issuable for each Exchange Receipt in certain situations, including the subdivision or consolidation of the Common Shares.
See the Frontier BAR incorporated by reference herein for further details regarding this acquisition.
Disposition of São Bento Mine
On December 15, 2008, we completed the sale of São Bento, which indirectly holds the São Bento Mine in Brazil to AngloGold for $70.0 million payable by the issuance of 2,701,660 common shares of AngloGold, resulting in a gain on the sale of $72.5 million. As of December 31, 2008, we had sold 1,566,500 AngloGold shares for cash of $41.7 million, generating a gain of $1.1 million over the cost of the shares. The remaining 1,135,160 shares were valued at $31.5 million at December 31, 2008 and are considered marketable securities. The shares generated an unrealized gain of $2.0 million when marked to the market price at year-end. All the remaining AngloGold shares were sold in January 2009.
RISK FACTORS
We are engaged in mining, development and exploration activities which, by their nature, are speculative due to the high-risk nature of our business and the present stage of our various properties. Our securities should be considered a highly speculative investment due to the nature of our business. Prospective investors should carefully consider all of the information disclosed in this prospectus, including all documents incorporated by reference, and in particular the risk factors set out below and under the heading “Risk Factors” contained in the AIF incorporated herein by reference prior to making an investment in us. Such risk factors could materially affect our future financial results and could cause actual events to differ materially from those described in forward-looking statements and forward-looking information relating to us or our business, property or financial results, each of which could cause investors to lose part or all of their investment in the Common Shares.
Risks related to financial matters
Gold price volatility may affect our profitability.
The profitability of our operations is significantly affected by changes in the gold price. The gold price can fluctuate widely and is affected by numerous factors beyond our control, including industrial and jewellery demand, inflation and expectations with respect to the rate of inflation, the strength of the United States dollar and of other currencies, interest rates, gold sales by central banks and international institutions, forward sales by producers, global or regional political or economic events, and production and cost levels in major gold-producing regions such as South Africa and China. In addition, the gold price is sometimes subject to rapid short-term changes because of speculative activities. The supply of gold consists of a combination of new production from mining and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals. As the amounts produced in any single year constitute a small portion of the total potential supply of gold, typical variations in current production do not necessarily have a significant impact on the supply of gold or its price.
Between 2003 and 2008, the price of gold as quoted on the London Bullion Market ranged between a low of $319.90 and a high of $1,011.25 per ounce, based on the P.M. fixing price for gold. The gold price used in the 2008 mineral resource and mineral reserve estimates for the Kişladağ Mine and the TJS Mine was $725 per ounce and for the Efemçukuru Project was $530 per ounce. Reserve calculations and life-of-mine plans using significantly lower gold prices could result in reduced estimates of mineral resources and mineral reserves in material write-downs of our investment in mining properties and increased amortization, reclamation and closure charges.
If gold prices were to decline significantly or for an extended period of time, we might be unable to continue our operations, develop our properties or fulfill our obligations under our agreements with our partners or under our permits and licenses. As a result, we might lose our interest in, or be forced to sell, some of our properties.
If we engage in gold hedging activities it may minimize the effect of a decline in the gold price on the results of our operations but it may also limit the price that can be realized on our gold.

As of the date hereof, we have no gold hedges in place, but we may engage in hedging activities in the future. Hedging activities are intended to protect a company from the fluctuations of the price of gold and to minimize the effect of declines in gold prices on results of operations for a period of time. Although hedging activities may protect a company against low gold prices, they may also limit the price that can be realized on gold that is subject to forward sales and call options where the market price of gold exceeds the gold price in a forward sale or call option contract.
Mineral resource and mineral reserve estimates are only estimates and there is no certainty that the indicated levels of gold production will be realized by us.
The proven and probable mineral reserve figures set forth in this prospectus are estimates, and there is no certainty that the indicated levels of gold production will be realized. Mineral reserve estimates may require revision based on various factors such as actual production experience, market price fluctuations of gold, results of drilling, metallurgical testing, production costs or recovery rates. For example, cut-off grades for our deposit estimates are based on certain assumptions for plant recovery, gold value, mining dilution and recovery, along with operating and capital costs projections that are based on the historical production figures. Estimated mineral resources and mineral reserves may have to be recalculated based on actual production or exploration results. Market price fluctuations of gold, as well as increased production costs or alteration in recovery rate may render the proven and probable mineral reserves unprofitable to develop at a particular property or for a specific mine. Any material reduction in estimates of our mineral reserves or our ability to extract these mineral reserves could have a material adverse effect on our future cash flow, results of operations and financial condition.
There are numerous uncertainties inherent in estimating proven and probable mineral reserves and measured, indicated and inferred mineral resources, including many factors beyond our control. The estimation of mineral resources and mineral reserves is a subjective process, and the accuracy of any such estimates are a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate, that mineral reserve and mineral resource figures will be accurate, or that mineral resources or mineral reserves can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Furthermore, it cannot be assumed that all or any part of the measured mineral resources, indicated mineral resources, or an inferred mineral resource will ever be upgraded to a higher category.
Definitional standards for reporting mineralized material differ between United States reporting standards and the Canadian standards used in this prospectus.
The disclosure in this prospectus and documents incorporated by reference use terms that comply with reporting standards in Canada and certain estimates are made in accordance with NI 43-101. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of the measured mineral resources, indicated mineral resources, or inferred mineral resources will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility, pre-feasibility studies or other economic studies, except in rare cases.
Accordingly, information contained in this prospectus and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.
Our failure to achieve our production estimates could have a material adverse effect on our future cash flow, results of operations and financial condition.
Estimates of future production for our mining operations as a whole are derived from our five-year mining plans. These estimates are subject to change.
We cannot give any assurance that we will achieve our production estimates. Our failure to achieve our production estimates could have a material and adverse effect on any or all of our future cash flow, results of operations and financial condition.

The plans are developed based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of production. Actual production may vary from estimates for a variety of reasons, including risks and hazards of the types discussed above, and as set out below:
•	actual ore mined varying from estimates in grade, tonnage, and metallurgical and other characteristics;

•	mining dilution;

•	pit wall failures or cave-ins;

•	industrial accidents;

•	equipment failures;

•	natural phenomena such as inclement weather conditions, floods, blizzards, droughts, rock slides and earthquakes;

•	encountering unusual or unexpected geological conditions;

•	changes in power costs and potential power shortages;

•	shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants;

•	litigation;

•	strikes and other actions by labour at unionized locations; and

•	restrictions imposed by government agencies.
Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to our property or the property of others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable. Estimates of production from properties not yet in production or from operations that are to be expanded are based on similar factors (including, in some instances, feasibility studies prepared by our personnel and/or outside consultants), but it is possible that actual cash operating costs and economic returns will differ significantly from those currently estimated. It is not unusual in new mining operations to experience unexpected problems during the start-up phase. Delays often can occur in the commencement of production.
We may need to raise additional financing in the future to fund our exploration and development program.
We estimate that our current financial resources will be sufficient to undertake our presently planned exploration and development program. Further exploration on, and development and construction of, our mineral resource projects in Brazil, China, Greece and Turkey may require additional capital. In addition, a positive production decision on our current development project would require significant capital for project engineering and construction. Accordingly, the continuing development of our properties may depend upon our ability to obtain financing through the joint venturing of projects, debt financing, and equity financing or other means. There is no assurance that we will be successful in obtaining the required financing on terms acceptable to us, if at all.
We may incur losses associated with foreign currency fluctuations.
We operate in a number of jurisdictions outside of North America, predominantly Brazil, China, Greece and Turkey, and incur certain expenses in foreign currencies. Currently, revenue from operations is received in United States dollars while a significant portion of our operating expenses are incurred in Canadian dollars, Euro, Lira, Real and RMB. In 2008, we incurred certain reclamation costs at the São Bento Mine in Real and production costs at the Kişladağ Mine in Lira and the TJS Mine in RMB, the value of all of which fluctuate and are subject to changes in the respective countries’ political and economic conditions. A portion of our construction costs and operating expenses in 2008 were in Lira and RMB which also have been subject to currency exposure.

We are subject to fluctuations in the rates of currency exchange between United States dollars and these currencies, and such fluctuations may materially affect our future cash flow, results of operations and financial condition. Consequently, construction, development and other costs may be higher than we anticipate. We currently do not hedge against currency exchange risks, although we may do so from time to time in the future.
Risks related to our business and operations
Regulatory requirements significantly affect our mining operations and may have a material adverse effect on our future cash flow, results of operations and financial condition.
We conduct operations in a number of jurisdictions outside of North America, predominantly Brazil, China, Greece and Turkey. The laws in each of these countries differ significantly and may change. Mining operations and development and exploration activities are subject to extensive laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, environmental protection and remediation, protection of endangered and protected species, mine safety, toxic substances and other matters. Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing our mines and other facilities in compliance with such laws and regulations are significant.
Failure to comply with applicable laws and regulations may result in enforcement actions and include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.
New laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations, whether in response to changes in the political or social environment in which we operate or otherwise, could have a material adverse effect on our future cash flow, results of operations and financial condition.
There are numerous additional risks related to our foreign investments and operations that may limit or disrupt a project.
The majority of our activities and investments are located in foreign countries. Our foreign investments include operations and/or exploration and development projects in Brazil, China, Greece and Turkey.
These investments are subject to the risks normally associated with conducting business in foreign countries. Some of these risks are more prevalent in countries that are less developed or have emerging economies, including uncertain political and economic environments, as well as risks of war and civil disturbances or other risks that may limit or disrupt a project, restrict the movement of funds or result in the deprivation of contract rights or the taking of property by nationalization or appropriation without fair compensation, risk of adverse changes in laws or policies of particular countries, increases in foreign taxation, delays in obtaining or the inability to obtain necessary governmental permits, limitations on ownership and repatriation of earnings and foreign exchange controls and currency devaluations. In addition, we may face import and export regulations, including restrictions on the export of gold, disadvantages of competing against companies from countries that are not subject to Canadian and United States laws, including the Foreign Corrupt Practices Act, restrictions on the ability to pay dividends offshore, and risk of loss due to disease and other potential endemic health issues. Although we are not currently experiencing any significant or extraordinary problems in foreign countries arising from such risks, there can be no assurance that such problems will not arise in the future.
In the countries where we have operations or conduct exploration activities, the mineral rights or certain portions of such rights are owned by the relevant governments. Such governments have entered into contracts with us and our subsidiaries, or granted permits or concessions that enable us to conduct operations or development and exploration activities on such lands. Notwithstanding such arrangements, our ability to conduct our operations or development and exploration activities on such lands is subject to changes in government policy over which we have no control. If such a change were to occur that affected our right or the rights of any of our subsidiaries to conduct operations or development and exploration activities, it could have a material adverse effect on the results of our operations.
Our interest in the TJS Mine is through a joint venture company established under and governed by the laws of China.

China’s economy has been undergoing a transition from a planned economy to a more market-oriented economy. Although the Chinese government has recently implemented economic reforms, reduced state ownership and established corporate governance in business enterprises, a substantial portion of productive assets in China are still owned by the Chinese government. Our joint venture partners in China are state-sector entities and, like other state-sector entities, their actions and priorities may be dictated by government policies, instead of purely commercial considerations.
The Chinese government plays a significant role in regulating the mining industry by implementing industrial policies. It also exercises significant control over China’s economic growth through the allocation of resources, control of foreign currency-denominated obligations and provisions in its Foreign Investment Guidelines for Foreign Investment.
The Chinese economy has experienced significant growth in the past 20 years. Such growth has been uneven both geographically and among various sectors of the economy. The Chinese government has implemented various measures from time to time to control the rate of economic growth.
Companies with a foreign ownership component operating in China may be required to work within a framework that is different to that imposed on domestic Chinese companies. The Chinese government currently allows foreign investment in certain mining projects under central government guidelines.
In China, the exporting of gold requires certain approvals. There is no assurance that such approvals can be obtained. Hence, most gold producers in China sell their gold through the Shanghai Gold Exchange. Currently the Shanghai Gold Exchange serves as a spot market of gold for its members and gold is traded through it at market price.
Foreign exchange transactions in China (including the repatriation of investment returns and capital) continue to be subject to foreign exchange controls. Currently, we may repatriate our profits and dividends in foreign currency but may not repatriate our capital except with the approval of the Chinese State Administration of Foreign Exchange.
We cannot provide any assurances that we will be issued the necessary exploration and mining permits and licences, or if issued that they will be renewed or that we can comply with the conditions imposed.
All mineral resources in most of the countries where we operate are owned by their respective governments, and mineral exploration and mining activities may only be conducted by entities that have obtained or renewed exploration or mining permits and licences in accordance with the relevant mining laws and regulations. No guarantee can be given that the necessary exploration and mining permits and licences will be issued to us or, if they are issued, that they will be renewed, or that we will be in a position to comply with all conditions that are imposed.
Nearly all mining projects require government approval. There can be no certainty that these approvals will be granted to us in a timely manner, or at all.
We cannot provide any assurances that our joint venture partners will not veto our plans for the business and prevent us from achieving our objectives.
Mining projects are often conducted through an unincorporated joint venture or an incorporated joint venture company. Joint ventures can often require unanimous approval of the parties to the joint venture or their representatives for certain fundamental decisions such as an increase or reduction of registered capital, merger, division, dissolution, amendment of the constating documents, and the pledge of the joint venture assets, which means that each joint venture party may have a veto right with respect to such decisions which could lead to a deadlock.
As gold exploration is highly speculative and involves many risks, we cannot provide any assurance that our gold exploration efforts will be successful.
Gold exploration is highly speculative in nature, involves many risks and frequently is not productive. There can be no assurance that our gold exploration efforts will be successful. Success in increasing mineral reserves is a result of a number of factors, including the quality of our management and its level of geological and technical expertise, the quality of land available for exploration and other factors. Once gold mineralization is discovered, it may take several years in the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable mineral reserves through drilling, to determine the optimal metallurgical process to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. As a result of these uncertainties, no assurance can be given that our exploration programs will result in the expansion or replacement of current mineral reserves with new mineral reserves.
Development projects are uncertain and consequently it is possible that actual cash operating costs and economic returns will differ significantly from those estimated for a project prior to production.
Mine development projects, including our development at the Efemçukuru Project, typically require a number of years and significant expenditures during the development phase before production is possible.
Development projects are subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental permits and receipt of adequate financing. The economic feasibility of development projects is based on many factors such as:
•	estimation of mineral reserves;

•	anticipated metallurgical recoveries;

•	environmental considerations and permitting;

•	future gold prices; and

•	anticipated capital and operating costs of such projects.
Our development projects have no operating history upon which to base estimates of future cash operating costs. Particularly for development projects, estimates of proven and probable mineral reserves and cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies that derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of gold from the ore, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns will differ significantly from those currently estimated for a project prior to production.
Any of the following events, among others, could affect the profitability or economic feasibility of a project:
•	unanticipated changes in grade and tonnage of ore to be mined and processed;

•	unanticipated adverse geotechnical conditions;

•	incorrect data on which engineering assumptions are made;

•	costs of constructing and operating a mine in a specific environment;

•	availability and costs of processing and refining facilities;

•	availability of economic sources of power;

•	adequacy of water supply;

•	availability of surface tenure on which to locate processing and refining facilities;

•	adequate access to the site, including competing land uses (such as agriculture and illegal mining);

•	unanticipated transportation costs;

•	government regulations (including regulations with respect to prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, as well as the costs of protection of the environment and agricultural lands);

•	fluctuations in gold prices; and

•	accidents, labour actions and force majeure events.
It is not unusual in new mining operations to experience unexpected problems during the start-up phase, and delays can often occur at the start of production. In the past, we have adjusted our estimates based on changes to our assumptions and actual results.
We need to continually obtain additional mineral reserves for gold production.
Because mines have limited lives based on proven and probable mineral reserves, we must continually replace and expand our mineral reserves as our mines produce gold. Our ability to maintain or increase our annual production of gold will depend in significant part on our mining operations at the Kişladağ Mine and the TJS Mine and our development of the Efemçukuru Project; our ability to expand existing operations through successful exploration; and our ability to develop new projects and undertake acquisitions, all of which will enable us to expand both mineral reserves and production.
We are subject to a number of risks and hazards that may result in damage to our property, delays in our business and possible legal liability.
Our operations are subject to a number of risks and hazards including:
•	environmental hazards;

•	discharge of pollutants or hazardous chemicals;

•	industrial accidents;

•	failure of processing and mining equipment;

•	labour disputes;

•	supply problems and delays;

•	changes in the regulatory environment;

•	encountering unusual or unexpected geologic formations or other geological or grade problems;

•	unanticipated changes in metallurgical characteristics and gold recovery;

•	encountering unanticipated ground or water conditions;

•	cave-ins, pit wall failures, flooding, rock bursts and fire;

•	periodic interruptions due to inclement or hazardous weather conditions; and

•	other acts of God or unfavourable operating conditions and bullion losses.
Such risks could result in damage to, or destruction of, mineral properties or processing facilities, personal injury or death, loss of key employees, environmental damage, delays in mining, monetary losses and possible legal liability. Satisfying such liabilities may be very costly and could have a material adverse effect on our future cash flow, results of operations and financial condition.
We cannot provide assurance that we have been or will be at all times in complete compliance with environmental, health and safety laws or that the cost of complying with current and future environmental, health and safety laws will not materially adversely affect our future cash flow, results of operations and financial condition.
Our activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety. We must obtain governmental permits and provide associated financial assurance to carry on certain activities. We are also subject to various reclamation-related conditions imposed under federal, state or provincial air, water quality and mine reclamation rules and permits.

While we have budgeted for future capital and operating expenditures to maintain compliance with environmental, health and safety laws, any future changes to these laws could adversely affect our financial condition, liquidity or results of operations.
Failure to comply with applicable environmental, health and safety laws can result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that we have been or will be at all times in complete compliance with such laws or permits, that our compliance will not be challenged or that the costs of complying with current and future environmental, health and safety laws and permits will not materially or adversely affect our future cash flow, results of operations and financial condition.
We may not be able to maintain adequate insurance against the risks of our business.
Where considered practical to do so we maintain insurance against risks in the operation of our business in amounts that we believe to be reasonable. Such insurance, however, contains exclusions and limitations on coverage. We cannot provide any assurance that such insurance will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting liability. In some cases, coverage is not available or is considered too expensive relative to the perceived risk.
We compete with other companies with greater financial resources.
We operate in a competitive industry and compete with other more well established companies which have greater financial resources than we do. We face strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, base and precious metals. Many of these companies have greater financial resources, operational experience and technical capabilities than us. As a result of this competition, we may be unable to maintain or acquire attractive mining properties on terms we consider acceptable or at all. Consequently, our revenues, operations and financial condition could be materially adversely affected.
If we fail to hire and retain our key personnel, it may have an adverse effect on our operations.
We depend on a number of key personnel, including Paul N. Wright, our President and Chief Executive Officer, Norman S. Pitcher, our Chief Operating Officer, and Earl W. Price, our Chief Financial Officer. The loss of any one of these personnel could have an adverse effect on our operations. We have employment contracts with each of these key personnel. We do not have key man life insurance.
Our ability to manage growth effectively will require us to continue to implement and improve our management systems and to recruit and train new employees. Although we have done so in the past and expect to do so in the future, we cannot assure that we will be successful in attracting and retraining skilled and experienced personnel.
We cannot give any assurance that title to our mineral properties will not be challenged.
While we have investigated title to all of our mineral claims and, to the best of our knowledge, title to all of our properties is in good standing, the properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. There may be valid challenges to the title of our properties which, if successful, could impair development and/or operations. We cannot give any assurance that title to our properties will not be challenged.
We are subject to litigation risks.
All industries, including the mining industry, are subject to legal claims, with and without merit. In addition to the litigation in Turkey as described under the heading “Legal Matters”, we are also involved in various routine legal and regulatory proceedings. We believe it is unlikely that the final outcome of these legal or regulatory proceedings will have a material adverse effect on our financial condition or results of operations. However, defense and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process and dealings with the regulatory bodies, there can be no assurance that the resolution of any particular legal or regulatory proceeding will not have a material adverse effect on our future cash flow, results of operations or financial condition.
We are subject to risks related to community action.
All industries, including the mining industry, are subject to community actions. In recent years, communities and non-governmental organizations have become more vocal and active with respect to mining activities at or near their communities. These parties may take actions such as road blockades, applications for injunctions seeking work stoppage and lawsuits for damages. These actions can relate not only to current activities but also in respect of decades old mining activities by prior owners of subject mining properties.
We are subject to risks relating to the global economy.
Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, could impede the Company’s access to capital or increase the cost of capital. In 2007 and 2008, the global credit markets experienced serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market and a decline in the credit quality of mortgage-backed securities. These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and general decline in consumer confidence. These conditions worsened in 2008 and are continuing in 2009, causing a loss of confidence in the broader global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially.
These unprecedented disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase the cost of obtaining, capital and financing for the Company’s operations. Failure to raise capital when needed or on reasonable terms may have a material adverse effect on the Company’s business, financial condition and results of operations.
Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the Offered Shares may be adversely affected.
The Company is also exposed to liquidity risks in meeting its operating and capital expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of the Company to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to the Company. If these increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the Offered Shares could be adversely affected.
As a result of current global financial conditions, numerous financial institutions have gone into bankruptcy or have been rescued by government authorities. As such, the Company is subject to the risk of loss of its deposits with financial institutions that hold the Company’s cash.
Risks related to acquisitions
Risks inherent in acquisitions that we may undertake could adversely affect our growth and financial condition.
We are actively pursuing the acquisition of advanced exploration, development and production assets consistent with our acquisition and growth strategy. From time to time, we may also acquire securities of or other interests in companies with respect to which we may enter into acquisitions or other transactions. Acquisition transactions involve inherent risks, including:
•	accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates;

•	ability to achieve identified and anticipated operating and financial synergies;

•	unanticipated costs;

•	diversion of management attention from existing business;

•	potential loss of our key employees or the key employees of any business we acquire;

•	unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition; and

•	decline in the value of acquired properties, companies or securities.
Any one or more of these factors or other risks could cause us not to realize the benefits anticipated to result from the acquisition of properties or companies, and could have a material adverse effect on our ability to grow and on our financial condition.
We cannot give any assurance that we will successfully identify and complete an acquisition transaction and, if completed, that the business acquired will be successfully integrated into our operations.
While we continue to seek acquisition opportunities consistent with our acquisition and growth strategy, we cannot be certain that we will be able to identify additional suitable acquisition candidates available for sale at reasonable prices, to consummate any acquisition, or to integrate any acquired business into our operations successfully. Acquisitions may involve a number of special risks, circumstances or legal liabilities. These and other risks related to acquiring and operating acquired properties and companies could have a material adverse effect on our results of operations and financial condition. In addition, to acquire properties and companies, we would use available cash, incur debt, issue our common shares or other securities, or a combination of any one or more of these. This could limit our flexibility to raise capital, to operate, explore and develop our properties and to make additional acquisitions, and could further dilute and decrease the trading price of the Common Shares. When evaluating an acquisition opportunity, we cannot be certain that we will have correctly identified and managed the risks and costs inherent in the business that we are acquiring.
From time to time, we engage in discussions and activities with respect to possible acquisitions. At any given time, discussions and activities can be in process on a number of initiatives, each at a different stage of development. While at the present time we have no binding agreement or commitment to enter into any such transaction, we are actively pursuing potential acquisitions. We can provide no assurance that any potential transaction will be successfully completed, and, if completed, that the business acquired will be successfully integrated into our operations. If we fail to manage our acquisition and growth strategy successfully, it could have a material adverse effect on our business, results of operations and financial condition.
There may be no right for shareholders to evaluate the merits or risks of any future acquisition undertaken by us.
There may be no right for our shareholders to evaluate the merits or risks of any future acquisition undertaken by us, except as required by applicable laws and regulations.
Risks related to the Common Shares and this offering
Further equity financing may substantially dilute the interests of our shareholders.
We may require additional funds to fund our exploration and development programs and potential acquisitions. If we raise additional funding by issuing additional equity securities, such financing may substantially dilute the interests of our shareholders.
The Common Shares may experience price and volume fluctuations and the market price for the Common Shares after this offering may drop below the price you pay.
In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that such fluctuations will not affect the price of our securities after this offering, and may decline below the public offering price. As a result of this volatility, you may not be able to sell your Common Shares at or above the Offering Price.

In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm our profitability and reputation.
We do not expect to pay dividends on the Common Shares in the foreseeable future.
We have never paid cash dividends on the Common Shares. We currently intend to retain our future earnings, if any, to fund the development and growth of our business, and do not anticipate paying any cash dividends on the Common Shares for the foreseeable future. As a result, you will have to rely on capital appreciation, if any, to earn a return on your investment in the Common Shares in the foreseeable future. Furthermore, we may in the future become subject to contractual restrictions on, or prohibitions against, the payment of dividends.
We have discretion in the use of the net proceeds from this offering.
We currently intend to allocate the net proceeds we will receive from this offering as described below under “Use of Proceeds”. However, our management will have discretion in the actual application of the net proceeds, and we may elect to allocate proceeds differently from that described in “Use of Proceeds” if we believe it would be in our best interests to do so. The failure by our management to apply these funds effectively could have a material adverse effect on our business.
A number of existing agreements provide for additional issuances of shares that would result in dilution to shareholders.
We may issue additional Common Shares in the future pursuant to a number of existing agreements.
Sales of substantial amounts of our securities may have an adverse effect on the market price of our securities.
Sales of substantial amounts of our securities, or the availability of such securities for sale, could adversely affect the prevailing market prices for our securities. A decline in the market prices of our securities could impair our ability to raise additional capital through the sale of securities should we desire to do so.
We follow corporate governance requirements of Canadian corporate and securities laws.
Non-Canadian residents holding the Common Shares should be aware that we follow the corporate governance requirements of applicable Canadian corporate and securities laws which may differ from corporate governance requirements under laws applicable in their place of residence. In addition, although we substantially comply with the corporate governance guidelines of Alternext, we have obtained exemptions from Alternext permitting us to follow the shareholder meeting quorum requirements of our by-laws, which provide that a quorum is met by two persons holding or representing not less than 5 percent of the outstanding voting shares (as compared to 33 1/3 percent under Alternext requirements).
In addition, we may from time to time seek other relief from Alternext corporate governance requirements on specific transactions under Section 110 of the Alternext Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country laws, in which case, we shall make the disclosure of such transactions available on our website at www.eldoradogold.com. Information contained on our website is not part of this prospectus.
United States investors may not be able to obtain enforcement of civil liabilities against us.
The enforcement by investors of civil liabilities under the United States federal or state securities laws may be affected adversely by the fact that we were continued under and are governed by the CBCA, a federal statute of Canada, that certain of our directors and certain of our officers are residents of Canada, that the Underwriters and the certain of the experts named in this prospectus are residents of Canada, and that a substantial portion of our assets and of said persons are located outside the United States. It may not be possible for investors to effect service of process within the United States on certain of our directors and officers, the Underwriters and the experts named in this prospectus or enforce judgments obtained in the United States courts against us, certain of our directors and officers, the Underwriters and the experts named in this prospectus based upon the civil liability provisions of United States federal or state securities laws.
There is some doubt as to whether a judgment of a United States court based solely upon the civil liability provisions of United States federal or state securities laws would be enforceable in Canada against us, our directors and officers, the Underwriters and the experts named in this prospectus. There is also doubt as to whether an original action could be brought in Canada against us or our directors and officers, the Underwriters or the experts named in this prospectus to enforce liabilities based solely upon United States federal or state securities laws.
These risks, including those incorporated by reference, should be considered in the context of our business which is described under “Description of the Business” in the AIF. If any of the foregoing events, or other risk factor events as described in the AIF and incorporated by reference herein occur, our business, financial condition or results of operations could likely suffer. In that event, the market price of our securities could decline and investors could lose all or part of their investment.
CONSOLIDATED CAPITALIZATION
The following represents our share capital both before and after the issuance of the Offered Shares:

	Number of
Designation of	Common Shares	Outstanding on	Outstanding on	As at •, after giving effect to this
Shares	Authorized	September 30, 2008	•, 2009(1)	offering(2)(3)

Common	Unlimited	366,151,891	•	•

(1)	Since September 30, 2008, we have issued an aggregate of • Common Shares pursuant to the exercise of stock options by employees, directors and officers of the Company. As at February 23, 2009, we had incentive stock options issued pursuant to our stock option plans and Exchange Receipts outstanding which in the aggregate, may result in the issuance of 11,786,433 additional Common Shares. See “Recent Developments — Acquisitions and Dispositions -Acquisition of Frontier”, the Annual Financial Statements and the Interim Financial Statements incorporated herein by reference.

(2)	If the Option granted to the Underwriters is exercised in full, this figure will be increased by an additional • Common Shares for a total of •.

(3)	Our authorized capital also consists of an unlimited number of convertible non-voting shares, of which none were outstanding as at February 23, 2009. If convertible non-voting shares were outstanding, the holders of such shares would be entitled to participate equally with holders of the Common Shares in the distribution of our assets on a liquidation, dissolution or winding-up of the Company or other distribution of our assets and in the entitlement to dividends.
There has not been any material change in the loan capital of the Company since September 30, 2008.
INCOME TAX CONSIDERATIONS
The following discussion generally summarizes certain material Canadian and United States federal income tax considerations of the acquisition, ownership and disposition of the Offered Shares purchased pursuant to this prospectus.
Certain Canadian Federal Income Tax Considerations
In the opinion of Fasken Martineau DuMoulin LLP, counsel to the Company, and Cassels Brock & Blackwell LLP, counsel to the Underwriters, the following is a general summary of the principal Canadian federal income tax considerations for Canadian Holders and Non-Canadian Holders (as defined below), who acquire Offered Shares pursuant to this offering and, for the purposes of the Tax Act, hold such Offered Shares as capital property and deal at arm’s length and are not affiliated with Eldorado. Offered Shares will generally be considered to be capital property to a holder unless such Offered Shares are held in the course of carrying on a business, or were acquired in a transaction or transactions considered to be an adventure in the nature of trade.
This summary is based on the current provisions of the Tax Act and the regulations thereunder, our understanding of the current published administrative practices of the Canada Revenue Agency (the “CRA”), and all specific proposals to amend the Tax Act and the regulations thereunder announced by the Minister of Finance (Canada) prior to the date hereof. This summary does not otherwise take into account or anticipate any changes in the law, whether by judicial, governmental or legislative decisions or action, and whether prospective or retroactive in effect, nor does it take into account tax legislation or considerations of any province or territory of Canada or any jurisdiction other than Canada.

The summary is of a general nature only, is not exhaustive of all income tax considerations, and is not intended to be, and should not be construed to be, legal or tax advice to any particular holder of the Offered Shares and no representation with respect to the Canadian tax consequences to any particular holder is made. Holders should consult with their own tax advisors with respect to the income tax consequences to them of acquiring, holding or disposing of the Offered Shares.
For purposes of the Tax Act, all amounts relating to the acquisition, ownership or disposition of the Offered Shares (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars. Amounts denominated in a foreign currency must be converted to an amount expressed in Canadian dollars using the rate of exchange quoted by the Bank of Canada at noon on the day on which the amount first arose or such other rate of exchange as is acceptable to the CRA.
Certain Canadian Federal Income Tax Considerations for Canadian Holders
The following is a general summary of the principal Canadian federal income tax considerations relevant to an investment in Offered Shares by purchasers who at all relevant times are resident in Canada, for the purposes of the Tax Act and any applicable tax treaty or convention (a “Canadian Holder”). Certain Canadian Holders to whom Offered Shares might not constitute capital property may elect, in qualifying circumstances, to have the Offered Shares treated as capital property by making the election permitted by subsection 39(4) of the Tax Act. This summary is not applicable to a holder of Offered Shares that is a “financial institution”, a “specified financial institution”, or an interest in which would be a “tax shelter investment”, all as defined in the Tax Act.
Dividends
A Canadian Holder of Offered Shares will receive the normal treatment under the Tax Act applicable to dividends received from a corporation resident in Canada. That is, a Canadian Holder who is an individual will be subject to the usual gross-up and dividend tax credit rules under the Tax Act, including the enhanced gross-up and dividend tax credit rules applicable to dividends designated as “eligible dividends” by Eldorado. A Canadian Holder that is a corporation will include such dividends in computing its income and generally will be entitled to deduct the amount of such dividends when calculating its taxable income under the Tax Act. A Canadian Holder that is a “private corporation” or a “subject corporation”, as defined in the Tax Act, may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% on dividends received or deemed to be received on the Offered Shares to the extent that such dividends are deductible in computing the corporate holder’s taxable income.
Disposition of Offered Shares
A Canadian Holder who disposes of or is deemed to have disposed of an Offered Share will realize a capital gain (capital loss) equal to the amount by which the proceeds of disposition in respect of the Offered Share exceeds (is exceeded by) the aggregate of the adjusted cost base of such Offered Share and any reasonable expenses associated with the disposition. The cost to a Canadian Holder of an Offered Share acquired pursuant to this offering will be averaged with the adjusted cost base of any other Offered Shares owned by such Canadian Holder as capital property for the purposes of determining the adjusted cost base of each such Offered Share to such Canadian Holder. One-half of any capital gain (a “taxable capital gain”) must be included in income and one-half of any capital loss (an “allowable capital loss”) may normally be deducted against taxable capital gains realized in the taxation year of the disposition. Allowable capital losses in excess of taxable capital gains realized in a taxation year may ordinarily be deducted by the Canadian Holder against taxable capital gains realized in any of the three preceding taxation years or any subsequent taxation year, subject to detailed rules contained in the Tax Act in this regard. Capital gains realized by an individual (other than certain specified trusts) may be subject to alternative minimum tax.
The amount of any capital loss realized on the disposition or deemed disposition of an Offered Share by a corporation may be reduced by the amount of dividends received or deemed to have been received by the corporation on such Offered Share to the extent and in the circumstances prescribed by the Tax Act. Similar rules may apply to a corporation that is a member of a partnership or beneficiary of a trust that owns Offered Shares or that is itself a member of a partnership or a beneficiary of a trust that owns Offered Shares. A Canadian Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on its “aggregate investment income” for the taxation year, which is defined to include an amount in respect of taxable capital gains.

Certain Canadian Federal Income Tax Considerations for Non-Canadian Holders
The following section summarizes the principal Canadian federal income tax considerations generally applicable to a holder (a “Non-Canadian Holder”):
•	that at all relevant times, for the purposes of the Tax Act and any applicable tax treaty or convention, is not a resident of Canada,

•	that does not use or hold (and will not use or hold) and is not deemed to use or hold the Offered Shares in, or in the course of carrying on a business in Canada and does not carry on an insurance business in Canada and elsewhere, and

•	whose Offered Shares do not constitute “taxable Canadian property” for the purposes of the Tax Act.
Dividends
Dividends paid on the Offered Shares to a Non-Canadian Holder will be subject to withholding tax under the Tax Act at a rate of 25%, subject to a reduction under the provisions of an applicable tax treaty or convention. For Non-Canadian Holders who are resident in the United States and entitled to benefits under the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-United States Tax Convention”), dividends on the Offered Shares generally will be subject to Canadian withholding tax at the rate of 15%. Under the Canada-United States Tax Convention, dividends paid to certain religious, scientific, charitable and similar tax-exempt organizations and certain pension organizations that are resident in, and exempt from tax in, the United States are exempt from Canadian withholding tax. Provided that certain administrative procedures are observed regarding registration of such organizations, withholding of tax from dividends paid to such organizations is not required. Qualifying organizations that fail to follow the required administrative procedures will have to file a claim for refund to recover any amounts withheld.
Disposition of Offered Shares
A Non-Canadian Holder will not be subject to tax under the Tax Act in respect of a capital gain realized upon the disposition of Offered Shares unless, subject to the provisions of an applicable tax treaty or convention, the Offered Shares represent “taxable Canadian property” to the holder, as defined in the Tax Act. The Offered Shares will be taxable Canadian property to a non-resident holder if the non-resident holder, persons with whom the non-resident holder does not deal at arm’s length, or any combination of the foregoing owned at least 25% of the issued shares of any class or series of the capital stock of Eldorado at any time during the 60 month period preceding the disposition of the Offered Shares. Offered Shares can be deemed to be taxable Canadian property in certain circumstances set out in the Tax Act. For a Non-Canadian Holder who is a United States resident, even if the Offered Shares represent taxable Canadian property, under the Canada-United States Tax Convention no Canadian taxes will generally be payable on a capital gain realized on the disposition of the Offered Shares, unless the value of the Offered Shares is derived principally from real property situated in Canada.
In the event that the Offered Shares constitute taxable Canadian property to a particular Non-Canadian Holder and a capital gain realized on the disposition of such Offered Shares is not exempt from tax under the Tax Act by virtue of the terms of an applicable tax treaty or convention, such Non-Resident Holder will realize a capital gain (or capital loss) generally in the circumstances and computed in the manner described above under “Certain Canadian Federal Income Tax Considerations for Canadian Holders — Disposition of Offered Shares”. Non-Canadian Holders whose Offered Shares are taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances.
A Non-Canadian Holder whose Offered Shares are taxable Canadian property will be required to file a Canadian income tax return reporting the disposition of such Offered Shares, even if no gain is realized on the disposition or the gain is exempt from Canadian tax pursuant to an applicable tax treaty or convention.
Certain United States Federal Income Tax Considerations
The following is a general summary of certain material United States federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of Offered Shares acquired pursuant to this prospectus.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential United States federal income tax consequences that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Offered Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the United States federal income tax consequences to such U.S. Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or United States federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own tax advisor regarding the United States federal, United States state and local, and foreign tax consequences of the acquisition, ownership and disposition of Offered Shares.
Scope of this Summary
Authorities
This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Services (the “IRS”), published administrative positions of the IRS, the Canada-United States Tax Convention, and United States court decisions that are applicable and, in each case, as in effect and available, as of the date of this prospectus. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.
U.S. Holders
For purposes of this summary, a “U.S. Holder” is a beneficial owner of Offered Shares acquired pursuant to this prospectus that is (a) an individual who is a citizen or resident of the United States, (b) a corporation, or any other entity classified as a corporation for United States federal income tax purposes, that is created or organized in or under the laws of the United States, any state in the United States, or the District of Columbia, (c) an estate if the income of such estate is subject to United States federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a United States person for United States federal income tax purposes or (ii) a United States court is able to exercise primary supervision over the administration of such trust and one or more United States persons have the authority to control all substantial decisions of such trust.
If an entity that is classified as a partnership for United States federal income tax purposes holds Offered Shares, the United States federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners. Partners of entities that are classified as partnerships for United States federal income tax purposes should consult their own tax advisor regarding the United States federal income tax consequences arising from and relating to the acquisition, ownership and disposition of Offered Shares.
Non-U.S. Holders
For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Offered Shares that is not a U.S. Holder. This summary does not address the United States federal income tax consequences to non-United States Holders arising from and relating to the acquisition, ownership, and disposition of Offered Shares. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the United States federal income, United States state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) arising from and relating to the acquisition, ownership, and disposition of Offered Shares.
U.S. Holders Subject to Special United States Federal Income Tax Rules Not Addressed
This summary does not address the United States federal income tax consequences applicable to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the United States dollar; (e) U.S. Holders that own Offered Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired Offered Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold Offered Shares other than as a capital asset within the meaning of Section 1221 of the Code; (h) United States expatriates or former longer-term residents of the United States or (i) U.S. Holders that own (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisor regarding the United States federal, United States alternative minimum tax, United States state and local, and foreign tax consequences arising from and relating to the acquisition, ownership and disposition of Offered Shares.
Tax Consequences Other than United States Federal Income Tax Consequences Not Addressed
This summary does not address the United States state and local, United States federal estate and gift, United States federal alternative minimum tax; or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Offered Shares. Each U.S. Holder should consult its own tax advisor regarding the United States state and local, United States federal estate and gift, United States federal alternative minimum tax; and foreign tax consequences of the acquisition, ownership and disposition of Offered Shares.
United States Federal Income Tax Consequences of the Acquisition, Ownership and Disposition of Offered Shares
Taxation of Distributions
A U.S. Holder that receives a distribution, including a constructive distribution, with respect to an Offered Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for United States federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Offered Shares and thereafter as capital gain from the sale or exchange of such Offered Shares. However the Company does not intend to maintain calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the Offered Shares will constitute ordinary dividend income. (See “Sale or Other Taxable Disposition of Offered Shares” below). Dividends received on Offered Shares generally will not be eligible for the “dividends received deduction” allowed to corporations.
For taxable years beginning before January 1, 2011, a dividend paid to a U.S. Holder who is an individual, estate or trust by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if the Company is a “qualified foreign corporation” (“QFC”) and certain holding period requirements for the Offered Shares are met. The Company generally will be a QFC if the Company is eligible for the benefits of the Canada United States Tax Convention or its shares are readily tradable on an established securities market in the United States within the meaning provided in the Code. However, even if the Company satisfies one or more of these requirements, the Company will not be treated as a QFC if the Company is a “passive foreign investment company (or “PFIC,” as defined below) for the taxable year during which it pays a dividend or for the preceding taxable year. See the section under the heading “Passive Foreign Investment Company Rules” below.
As discussed below, the Company does not believe that that it was a PFIC during the prior taxable year, and based on current business plans and financial expectations, the Company does not believe that it will be a PFIC for the current taxable year. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the taxable year in question, and is determined annually. Consequently, there can be no assurance that the Company has never been and will not become a PFIC for any taxable year during which U.S. Holders hold Offered Shares.
If the Company is not a PFIC, but a dividend paid to a U.S. Holder otherwise fails to qualify for the preferential tax rates discussed above, a dividend paid by the Company to a U.S. Holder generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).
The amount of a distribution paid to a U.S. Holder in foreign currency generally will be equal to the United States dollar value of such distribution based on the exchange rate applicable on the date of receipt. A U.S. Holder that does not convert foreign currency received into United States dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the United States dollar value of such foreign currency on the date of receipt. A U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for United States dollars) which generally would be U.S. source income or loss for foreign credit tax purposes.
Foreign Tax Credit
A U.S. Holder who pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Offered Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s United States federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to United States federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.
Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s United States federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income. Dividends paid by the Company generally will constitute “foreign source” income and generally will be categorized as “passive category income.” Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Offered Shares generally will be treated as “U.S. source” for purposes of applying the United States foreign tax credit rules. The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.
Sale or Other Taxable Disposition of Offered Shares
Subject to the possible application of the PFIC rules described below, upon the sale or other taxable disposition of Offered Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between (i) the amount of cash plus the fair market value of any property received and (ii) such U.S. Holder’s adjusted tax basis in such Offered Shares sold or otherwise disposed of. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the Offered Shares have been held for more than one year.
Preferential rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.
The amount realized by a U.S. Holder receiving foreign currency in connection with a disposition of Offered Shares generally will be equal to the United States dollar value of the proceeds received based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder that does not convert foreign currency received into United States dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the United States dollar value of such foreign currency on the date of receipt. Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for United States dollars) which generally would be treated as U.S. source ordinary income or loss.
Passive Foreign Investment Company Rules
If the Company were to constitute a PFIC (as defined below) for any year during a U.S. Holder’s holding period, then certain different and generally adverse tax consequences would apply to such U.S. Holder’s acquisition, ownership and disposition of Offered Shares.
The Company generally will be a PFIC under Section 1297 of the Code if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the Company is not publicly traded and either is a “controlled foreign corporation” or makes an election). “Gross income” generally means all revenues less the cost of goods sold, and “passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if “substantially” all of a foreign corporation’s commodities are (a) stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under Section 167 of the Code, or (c) supplies of a type regularly used or consumed by such foreign corporation in the ordinary course of its trade or business.
In addition, for purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation. In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.
Under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of any subsidiary of the Company which is also a PFIC (a ''Subsidiary PFIC’’), and will be subject to United States federal income tax on (i) a distribution on the shares of a Subsidiary PFIC or (ii) a disposition of shares of a Subsidiary PFIC, both as if the holder directly held the shares of such Subsidiary PFIC.
The Company does not believe that that it was a PFIC during the prior taxable year, and based on current business plans and financial expectations, the Company does not believe that it will be a PFIC for the current taxable year. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the taxable year in question, and is determined annually. Consequently, there can be no assurance that the Company has never been and will not become a PFIC for any taxable year during which U.S. Holders hold Offered Shares.
In any given taxable year for which the Company is classified as a PFIC, during which a U.S. Holder holds Offered Shares, a U.S. Holder would be subject to increased tax liability (possibly including an interest charge) upon the sale or other disposition of the Offered Shares or upon the receipt of certain distributions treated as “excess distributions,” unless such U.S. Holder elects to be taxed currently, as discussed in “Mark-to-Market and QEF Elections” below. An excess distribution generally would be any distribution to a U.S. Holder with respect to Offered Shares during a single taxable year that is greater than 125% of the average annual distributions received by such U.S. Holder with respect to the Offered Shares during the three preceding taxable years or, if shorter, during such U.S. Holder’s holding period for the Offered Shares.
In addition, certain special, generally adverse rules would apply to the Offered Shares if the Company is a PFIC. For example, a U.S. holder that uses PFIC shares as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.
If a U.S. Holder owns the Company Shares during any year in which the Company is a PFIC, such U.S. Holder must also file Internal Revenue Service Form 8621 regardless of whether such holder makes a Mark-to-Market or QEF election.
Mark-to-Market and QEF Elections
If the Offered Shares are “marketable stock” for purposes of the PFIC rules, a U.S. Holder may make an election to include gain or loss on the Offered Shares as ordinary income or loss under a mark-to-market method of accounting. The Offered Shares would be marketable securities if they were regularly traded on a qualifying exchange that is either (i) a national securities exchange which is registered with the Securities and Exchange Commission or the national market system established pursuant to the Exchange Act, or (ii) any exchange or other market that the U.S. Treasury Department determines are adequate. The Alternext meets this test, and the Company believes that the TSX meets this test. Accordingly, so long as the Offered Shares are regularly traded on the TSX or Alternext, a U.S. Holder should be able to make a mark-to-market election with respect to the Offered Shares if the Company is classified as a PFIC.
If a U.S. Holder chooses to make a mark-to-market election, such U.S. Holder must include in ordinary income for each taxable year for which the election is in effect, and during which the Company is a PFIC, an amount equal to the excess, if any, of the fair market value of its Offered Shares as of the close of the taxable year over its adjusted tax basis in the Offered Shares. In addition, the U.S. Holder may claim an ordinary loss deduction for the excess, if any, of its adjusted tax basis in the Offered Shares over the fair market value of the Offered Shares at the close of the taxable year, but only to the extent of any prior net mark-to-market gains. A U.S. Holder’s adjusted tax basis in its Offered Shares will be increased by the income recognized under the mark-to-market election and decreased by deductions allowed under the election. Gain upon an actual sale or other disposition of the Offered Shares will be treated as ordinary income, and any losses incurred on a sale or other disposition of the Offered Shares will be treated as an ordinary loss to the extent of any prior net mark-to-market gains.
A mark-to-market election applies to the taxable year in which the election is made and to each subsequent year, unless the Offered Shares cease to be marketable (as described above) or the U.S. Internal Revenue Service consents to revocation of the election. If a U.S. Holder does not make a mark-to-market election for the first year in which such Holder owns Offered Shares and the Company is a PFIC, the interest charge imposed under the Internal Revenue Code as described above will apply to any mark-to-market gain recognized in the later year that the election is first made over the fair market value of the Offered Shares. U.S. Holders are urged to consult their own tax advisors as to the consequences of making a mark-to-market election.
Under the Internal Revenue Code, a holder of shares of a PFIC may also make a qualifying electing fund (“QEF”) election with respect to shares of the PFIC. In such a case, the shareholder is generally subject to tax on its pro rata share of the income and gains of the PFIC on a current basis, without regard to whether or not actual distributions are made by the PFIC, rather than being subject to the treatment described above in “Passive Foreign Investment Company Rules.” U.S. Holders should consult with their tax advisor as to the availability and consequences of the QEF election. In particular, an election to treat the Company as a QEF will not be available if the Company does not provide the information necessary to make such an election.
U.S. Holders should be aware that, for each taxable year, if any, that the Company or any Subsidiary PFIC is a PFIC, the Company can provide no assurances that it will satisfy the record keeping requirements of a PFIC, or that it will make available to U.S. Holders the information such U.S. Holders require to make a QEF Election under Section 1295 of the Code with respect of the Company or any Subsidiary PFIC. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election with respect to the Company and any Subsidiary PFIC.
Backup Withholding and U.S. Information Reporting
Under U.S. federal income tax law and regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. Penalties for failure to file certain of these information returns are substantial. U.S. Holders of the Offered Shares should consult with their own tax advisors regarding the requirements of filing information returns, and, if applicable, mark-to-market and QEF elections.
Payments made within the United States of dividends on, and proceeds arising from the sale or other taxable disposition of, Offered Shares generally may be subject to information reporting and backup withholding (currently at the rate of 28%) if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct United States taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect United States taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (d) fails to certify, under penalties of perjury, that such U.S. Holder has furnished its correct United States taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding. However, certain exempt persons, such as corporations, generally are excluded from these information reporting and backup withholding rules. Any amounts withheld under the United States backup withholding tax rules will be allowed as a credit against a U.S. Holder’s United States federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own tax advisor regarding application of the information reporting and backup withholding rules to them.
PLAN OF DISTRIBUTION
Under an agreement (the “Underwriting Agreement”) dated as of February •, 2009 between the Company and the Underwriters, the Company has agreed to sell and the Underwriters have severally agreed to purchase, as principal, on the Closing Date, • Offered Shares at the Offering Price payable in cash (net of commission to the Underwriters) to the Company against delivery of the Offered Shares. The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Offered Shares if any of the Offered Shares are purchased under the Underwriting Agreement. The Offering Price was determined by negotiation between us and the Underwriters.

Pursuant to the Underwriting Agreement, we agreed to pay to the Underwriters a commission equal to •% of the gross proceeds from the issue and sale of the Offered Shares, and we agreed to indemnify the Underwriters against certain liabilities.
The Company has also granted to the Underwriters the Option, which is exercisable in whole or in part for a period of 30 days from (and including) the Closing Date to cover over-allotments, if any. If the Option is exercised in full, the total Price to Public, Commission to Underwriters and Net Proceeds to the Company will be Cdn$•, Cdn$ • and Cdn$•, respectively. This prospectus also qualifies the grant of the Option and the distribution of the Additional Shares issuable on exercise of the Option. A purchaser who acquires shares forming part of the Underwriters’ over-allocation position acquires those shares under this prospectus, regardless of whether the over-allocation position is ultimately filled through exercise of the Option or secondary market purchases.
The Underwriters propose to offer the Offered Shares initially at the Offering Price. After the Underwriters have made reasonable efforts to sell all of the Offered Shares by this prospectus at the Offering Price, the Offering Price may be decreased, and further changed from time to time to an amount not greater than the Offering Price. The effect to the Underwriters of a sale of the Offered Shares at such reduced reduce offering price, is that the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the Offered Shares is less than the gross proceeds paid by the Underwriters to the Company. The Underwriters shall inform the Company if the Offering Price is decreased.
The Company has agreed in favour of the Underwriters that, during the period ending 90 days after the Closing Date, it will not issue or sell, or agree or publicly announce any intention to issue or sell, any Common Shares or other securities convertible into, or exchangeable, for Common Shares, without the prior consent of Macquarie Capital Markets Canada Ltd., other than (a) for the purposes of directors’, officers’ or employees’ stock options or other security based compensation arrangements, (b) to satisfy existing rights, warrants, options, agreements, instruments or other arrangements, or (c) up to an aggregate number of Common Shares equal to 10% of the number of Common Shares outstanding immediately following the completion of the offering, in connection with bona fide arm’s length acquisitions. In addition, subject to certain exceptions, as a condition of closing of the offering, the directors and senior executive officers of the Company will agree in favour of the Underwriters not to sell, transfer, assign, pledge or otherwise dispose of any securities of the Company owned, directly or indirectly, by such directors or senior executive officers until the 90th day following the Closing Date, without the prior consent of Macquarie Capital Markets Canada Ltd.
Certain of the Underwriters and their affiliates have performed investment banking, commercial banking and advisory services for the Company from time to time for which they have received customary fees and expenses. The Underwriters and their affiliates may, from time to time, engage in transactions with and perform services for the Company in the ordinary course of their business.
The offering is being made concurrently in all of the provinces of Canada, and in the United States through the Underwriters’ United States broker-dealer affiliates pursuant to the multi-jurisdictional disclosure system implemented by securities regulatory authorities in Canada and the United States. Subject to applicable law, the Underwriters may offer the Offered Shares, including any Additional Shares, outside Canada and the United States.
We will apply to list the Offered Shares, including any Additional Shares, distributed under this prospectus on the TSX and the Alternext. Listing is subject to us fulfilling all of the listing requirements of the TSX and the Alternext.
It is expected that the Company will arrange for an instant deposit of the Offered Shares to or for the account of the Underwriters with CDS and CEDE on the Closing Date, against payment by the Underwriters to the Company of the aggregate purchase price for the Offered Shares purchased by the Underwriters. No certificate evidencing the Offered Shares will be issued to purchasers, except in certain limited circumstances, and registration will be made in the depositary services of CDS and CEDE. Purchasers of the Offered Shares will receive only a customer confirmation from the Underwriters or other registered dealer who is a CDS or CEDE participant and from or through whom a beneficial interest in the Offered Shares is purchased.
Pursuant to the policies of certain securities regulators, the Underwriters may not, throughout the period of distribution under this prospectus, bid for or purchase Common Shares. Until the distribution of the Offered Shares is completed, SEC rules may limit the Underwriters from bidding for or purchasing Common Shares. However, the Underwriters may engage in transactions that stabilize the price of the Common Shares, such as bids or purchases to peg, fix or maintain that price. The foregoing restriction is subject to certain exceptions. The Underwriters may rely on such exceptions on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in or raising the price of the Common Shares. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules for Canadian Marketplaces of Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the offer was not solicited during the period of distribution. Subject to the foregoing, the Underwriters may over-allot or effect transactions in connection with the offering intended to stabilize or maintain the market price of the Common Shares at levels above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.
USE OF PROCEEDS
The estimated net proceeds to us from the sale of the Offered Shares will be Cdn$• after deducting the commission to the Underwriters. The net proceeds from the sale of the Offered Shares, after the expenses of the offering estimated to be Cdn$•, will be used by the Company for acquisitions, development of acquired mineral properties, working capital requirements and/or for other general corporate purposes. The Company has no definitive plans for acquisitions or the development of acquired mineral properties, including capital requirements or other general corporate purposes, all of which will be at the discretion of the Company. Acquisitions by the Company may involve risks, which are described under the heading “Risk Factors — Risks related to acquisitions” in this prospectus. The Company’s business strategy contemplates making targeted acquisitions which, if consummated, would expand the Company’s operations in various locations, including Brazil, China, Greece and Turkey and the surrounding regions.
In the event that the Option is exercised in full, the additional estimated net proceeds of Cdn$• will be used for the same purposes as set out above, consistent with the Company’s acquisition and growth strategy.
We intend to spend the funds available to us as stated in this prospectus, however, there may be circumstances where, for sound business reasons, a reallocation of funds may be deemed prudent or necessary.
DESCRIPTION OF COMMON SHARES
The Company is authorized to issue an unlimited number of Common Shares, of which 370,093,224 Common Shares were issued and outstanding as of February 20, 2009. All of the Common Shares rank equally as to voting rights, participation in a distribution of our assets on liquidation, dissolution or winding-up and the entitlement to dividends. The holders of the Common Shares are entitled to receive notice of all meetings of shareholders and to attend and vote the shares at the meetings. Each of the Common Shares carries with it the right to one vote.
In the event of the liquidation, dissolution or winding-up of Eldorado or other distribution of our assets, the holders of the Common Shares will be entitled to receive, on a pro rata basis, all of the assets remaining after we have paid out our liabilities. Distributions in the form of dividends, if any, will be set by the board of directors of the Company. For particulars on our dividend policy, see “Dividend Policy” in the AIF incorporated herein by reference.
Provisions as to the modification, amendment or variation of the rights attached to the Common Shares are contained in our articles and the CBCA. Generally speaking, substantive changes to the share capital require the approval of the shareholders by special resolution (at least 2/3 of the votes cast).
PRIOR SALES
The following table summarizes the issuances by the Company of Common Shares within the 12-month period before the date of this prospectus, all of which were issued in relation to the exercise of stock options:

	Number of Common	Issue Price
Date of Issue	Shares Issued	(Cdn$)
15-Feb-08	46,154	$1.43
1-Apr-08	100,000	$1.90
4-Apr-08	10,000	$3.74
7-Apr-08	2,291	$5.15
8-Apr-08	15,000	$3.74

	Number of Common	Issue Price
Date of Issue	Shares Issued	(Cdn$)
9-Apr-08	20,000	$5.25
10-Apr-08	50,000	$3.00
10-Apr-08	100,000	$4.73
16-Apr-08	25,000	$3.00
16-May-08	50,000	$3.37
21-May-08	150,000	$3.70
20-May-08	100,000	$5.65
21-May-08	5,000	$3.74
21-May-08	34,000	$5.65
22-May-08	10,000	$3.12
23-May-08	20,000	$3.70
2-Jun-08	29,999	$7.12
2-Jun-08	1,666	$5.15
2-Jun-08	4,134	$5.15
3-Jun-08	25,000	$5.00
3-Jun-08	32	$5.15
5-Jun-08	13,750	$5.15
6-Jun-08	66,000	$7.12
9-Jun-08	30,000	$3.74
17-Jun-08	8,300	$7.12
1-Jul-08	1,200	$5.15
2-Jul-08	5,000	$3.37
2-Jul-08	38,333	$7.12
2-Jul-08	20,000	$5.15
11-Jul-08	10,000	$7.12
14-Jul-08	5,000	$3.70
14-Jul-08	75,000	$4.43
14-Jul-08	30,000	$3.01
21-Aug-08	1,042	$5.15
28-Aug-08	5,000	$3.74
28-Aug-08	2,083	$5.15
28-Aug-08	33	$7.12
28-Aug-08	100,000	$3.70
18-Sep-08	10,200	$3.70
22-Sep-08	39,800	$3.70
11-Nov-08	2,500	$3.70
20-Nov-08	15,000	$3.70
24-Nov-08	210,000	$3.70
24-Nov-08	5,333	$5.15
24-Nov-08	2,500	$3.70
25-Nov-08	3,333	$4.88
25-Nov-08	100,000	$3.37
26-Nov-08	60,000	$4.88
26-Nov-08	15,000	$6.44
26-Nov-08	8,333	$5.15
26-Nov-08	50,000	$3.70
26-Nov-08	20,000	$5.25
27-Nov-08	225,000	$3.70
27-Nov-08	16,000	$4.88
28-Nov-08	8,000	$5.15
28-Nov-08	105,000	$3.70
28-Nov-08	6,666	$4.88
26-Nov-08	25,000	$3.70
10-Dec-08	30,000	$3.70
10-Dec-08	53,999	$4.88
10-Dec-08	5,000	$5.01
10-Dec-08	15,000	$5.25

	Number of Common	Issue Price
Date of Issue	Shares Issued	(Cdn$)
10-Dec-08	40,000	$6.44
10-Dec-08	16,666	$5.15
10-Dec-08	50,000	$4.75
10-Dec-08	25,000	$3.50
11-Dec-08	30,000	$3.12
11-Dec-08	50,000	$3.50
11-Dec-08	8,333	$5.15
12-Dec-08	15,000	$4.88
15-Dec-08	33,332	$7.12
15-Dec-08	39,999	$5.15
15-Dec-08	23,332	$4.88
15-Dec-08	16,666	$5.42
15-Dec-08	15,000	$6.44
16-Dec-08	47,000	$4.88
16-Dec-08	66,666	$4.85
16-Dec-08	16,666	$5.15
16-Dec-08	25,000	$3.75
16-Dec-08	50,000	$7.12
16-Dec-08	20,000	$3.74
17-Dec-08	15,000	$6.44
17-Dec-08	4,167	$5.15
17-Dec-08	104,666	$4.88
17-Dec-08	50,000	$6.07
17-Dec-08	6,666	$7.90
17-Dec-08	6,000	$5.15
17-Dec-08	44,900	$7.12
18-Dec-08	5,000	$4.88
19-Dec-08	10,000	$4.88
19-Dec-08	50,000	$6.40
19-Dec-08	20,000	$5.65
23-Dec-08	10,000	$4.88
29-Dec-08	15,000	$6.44
29-Dec-08	15,000	$4.88
29-Dec-08	20,000	$3.37
29-Dec-08	16,666	$7.12
29-Dec-08	15,000	$7.78
29-Dec-08	1,250	$5.15
29-Dec-08	5,000	$5.15
31-Dec-08	140,900	$3.70
2-Jan-09	4,100	$3.70
2-Jan-09	54,700	$4.88
2-Jan-09	24,000	$5.65
5-Jan-09	100,000	$3.70
7-Jan-09	200,000	$3.70
8-Jan-09	10,000	$4.88
8-Jan-09	60,000	$3.00
9-Jan-09	60,333	$4.88
9-Jan-09	50,000	$6.07
9-Jan-09	5,833	$5.15
9-Jan-09	40,000	$3.37
9-Jan-09	7,000	$6.90
13-Jan-09	10,000	$4.88
13-Jan-09	40,000	$3.00
15-Jan-09	25,000	$5.00
15-Jan-09	48,000	$4.88
20-Jan-09	368,966	$4.88
20-Jan-09	40,000	$6.44

	Number of Common	Issue Price
Date of Issue	Shares Issued	(Cdn$)
20-Jan-09	99,999	$7.12
20-Jan-09	8,333	$5.15
21-Jan-09	100,000	$3.37
22-Jan-09	8,000	$4.88
23-Jan-09	16,600	$5.15
23-Jan-09	24,900	$6.44
23-Jan-09	22,300	$4.88
23-Jan-09	16,666	$5.42
23-Jan-09	8,000	$4.88
26-Jan-09	15,000	$6.44
26-Jan-09	38,333	$4.88
26-Jan-09	20,000	$3.50
26-Jan-09	16,666	$7.12
26-Jan-09	8,333	$5.15
26-Jan-09	12,500	$5.15
26-Jan-09	13,333	$7.12
27-Jan-09	95,000	$5.35
28-Jan-09	40,000	$6.44
30-Jan-09	20,000	$3.37
30-Jan-09	13,300	$4.88

Total	5,129,751

The following table summarizes the issuances by the Company of stock options within the 12-month period before the date of this prospectus:

		Option Exercise
	Number of Options	Price
Date of Issue	Issued	(Cdn$)
22-Feb-08	70,000	$6.01
12-March-08	63,000	$6.90
28-May-08	20,000	$7.90
6-Aug-08	351,000	$7.78
15-Sept-08	40,000	$6.57
14-Oct-08	15,000	$5.01

22-Jan-09	313,000	$9.25
Total	872,000

In 2008, the Company acquired the Frontier Shares. In connection with this transaction, Eldorado issued an aggregate of 20,339,334 Common Shares and issued Exchange Receipts which, if the same become eligible for exchange, will entitle the holders to acquire up to an additional 162,714 Common Shares, as more particularly described under “Recent Developments — Acquisitions and Dispositions -Acquisition of Frontier”.
TRADING PRICE AND VOLUME
The Common Shares are listed and posted for trading on the TSX under the symbol “ELD” and the Alternext under the symbol “EGO”. The following table sets forth, for the periods indicated over the 12 months prior to the date of this prospectus, the price range and volumes traded or quoted on the TSX (as reported by the Bloomberg) and the Alternext (as reported by Bloomberg).

TSX								ALTERNEXT
Month	High		Low		Close		Volume	High		Low		Close		Volume
February 1, 2009 — February 20, 2009	Cdn$	11.41	Cdn$	9.06	Cdn$	11.26	67,706,173	US$	9.07	US$	7.30	US$	9.02	38,299,674

TSX								ALTERNEXT
Month	High		Low		Close		Volume	High		Low		Close		Volume
January 2009	Cdn$	10.34	Cdn$	8.07	Cdn$	9.60	93,977,351	US$	8.49	US$	6.44	US$	7.75	55,321,442
December 2008	Cdn$	9.78	Cdn$	5.47	Cdn$	9.65	79,859,510	US$	8.23	US$	4.21	US$	7.95	57,286,960
November 2008	Cdn$	7.49	Cdn$	4.55	Cdn$	7.49	59,877,746	US$	5.95	US$	3.66	US$	5.70	39,940,589
October 2008	Cdn$	7.05	Cdn$	3.44	Cdn$	4.98	58,201,142	US$	6.64	US$	2.38	US$	4.25	59,415,547
September 2008	Cdn$	8.40	Cdn$	5.79	Cdn$	6.64	66,227,650	US$	7.86	US$	5.40	US$	6.26	66,709,065
August 2008	Cdn$	8.78	Cdn$	7.15	Cdn$	8.44	51,772,290	US$	8.97	US$	6.67	US$	7.93	40,658,902
July 2008	Cdn$	9.01	Cdn$	7.39	Cdn$	8.36	61,571,636	US$	9.34	US$	7.29	US$	8.15	40,932,856
June 2008	Cdn$	8.89	Cdn$	7.14	Cdn$	8.69	62,599,512	US$	8.77	US$	7.05	US$	8.65	41,923,304
May 2008	Cdn$	8.35	Cdn$	6.60	Cdn$	8.05	36,117,462	US$	8.49	US$	6.47	US$	8.09	29,988,634
April 2008	Cdn$	7.98	Cdn$	6.44	Cdn$	6.87	40,691,396	US$	7.76	US$	6.40	US$	6.76	37,128,113
March 2008	Cdn$	7.63	Cdn$	6.21	Cdn$	7.08	96,999,208	US$	7.88	US$	6.21	US$	6.82	55,344,346
February 2008	Cdn$	6.91	Cdn$	5.67	Cdn$	6.83	60,706,163	US$	7.03	US$	5.69	US$	7.00	28,416,559
LEGAL MATTERS
Efemçukuru Project
On January 26, 2009, the Sixth Department of the High Administrative Court in Ankara, Turkey delivered a favourable decision for the Company in cases by certain third parties seeking to cancel the Environmental Positive Certificate for the Efemçukuru Project issued by the Turkish Ministry of Environment and Forestry (“MOEF”).
Kişladağ Mine
On February 6, 2008, a decision was rendered by the Sixth Department of the High Administrative Court in Ankara, Turkey in respect to the continuing litigation by certain third parties concerning the operations at the Kişladağ Mine against the MOEF and Eldorado’s subsidiary, Tüprag Metal Madencilik Sanayi ve Ticaret A.S. (“Tüprag”), under which the plaintiff sought to cancel the Environmental Positive Certificate for the Kişladağ Mine on the basis of alleged threats to the environment and deficiencies in the Environmental Impact Assessment (“EIA”). This decision held that the existing expert reports prepared for the Lower Administrative Court were insufficient to make either a positive or negative decision on the merits of the case and referred the matter for rehearing before the Lower Administrative Court.
On February 28, 2008, the MOEF and Tüprag (as co-defendant) filed an appeal requesting that the Sixth Department of the High Administrative Court reconsider its decision on the essence of the case. This appeal is now at the high administrative court waiting for consideration. There has been no change in the status of the case since the first quarter of 2008.
INTEREST OF EXPERTS
The consolidated balance sheets of the Company as at December 31, 2007, 2006 and 2005, the consolidated statements of operations and deficit, comprehensive income and cash flows of the Company for each of the years ended December 31, 2007, December 31, 2006 and December 31, 2005, the consolidated balance sheets of Frontier as at December 31, 2007 and 2006 and the consolidated statements of operations and shareholders equity and cash flows of Frontier for each of the years ended December 31, 2007 and December 31, 2006 incorporated by reference in this prospectus and in the registration statement on Form F-10 of which this prospectus forms a part, have been so incorporated in reliance on the reports of

PricewaterhouseCoopers LLP, independent chartered accountants, and the authority of such firm as experts in auditing and accounting. PricewaterhouseCoopers LLP reports that they are independent of Eldorado in accordance with the rules of professional conduct of the Institute of Chartered Accountants of British Columbia. The consolidated balance sheet of Frontier as at December 31, 2005 and the consolidated statements of loss and deficit and cash flows for the year ended December 31, 2005 incorporated by reference in this prospectus and in the registration statement on Form F-10 of which this prospectus forms a part, have been so incorporated in reliance on the report of Staley, Okada & Partners, independent chartered accountants, and the authority of such firm as experts in auditing and accounting. Staley, Okada & Partners report that they are independent of Eldorado in accordance with the rules of professional conduct of the Institute of Chartered Accounts of British Columbia.
To the extent not disclosed in the AIF, the following is a list of the persons or companies named as having prepared or certified a statement, report or valuation described in this prospectus either directly or indirectly or in a document incorporated by reference and whose profession or business gives authority to the statement, report or valuation made by the person or company:
(1)	Hatch Ltd.;

(2)	RSG Global Pty Ltd.;

(3)	Wardrop Engineering Inc.;

(4)	Stephen Juras, Eldorado Gold Corporation;

(5)	Richard Miller, Eldorado Gold Corporation; and

(6)	Norman S. Pitcher, Eldorado Gold Corporation.
Based on information provided by the relevant persons, and except as otherwise disclosed herein, none of the persons or companies referred to above has received or will receive any direct or indirect interests in the property of the Company or of an associated party or an affiliate of the Company. None of the persons or companies referred to above owns any securities of the Company or of an associated party or an affiliate of the Company, other than Stephen Juras, Richard Miller and Norman S. Pitcher who own less than 1% of the securities of Eldorado.
Certain legal matters relating to this offering have been and will be passed upon on our behalf by Fasken Martineau DuMoulin LLP and Dorsey & Whitney LLP and on behalf of the Underwriters by Cassels Brock & Blackwell LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP. As at the date hereof, the partners and associates, as a group of each of Fasken Martineau DuMoulin LLP, Dorsey & Whitney LLP, Cassels Brock & Blackwell LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP own less than 1% of the outstanding Common Shares.
ENFORCEABILITY OF CIVIL LIABILITIES
Eldorado is a Canadian corporation with its executive office in Vancouver, British Columbia. The majority of Eldorado’s directors and officers and certain experts named in this prospectus are residents of Canada and a substantial portion of the assets of the Company and of such persons are located outside of the United States.
The Company has appointed an agent for service of process in the United States (as set forth below), but it may be difficult for holders of Common Shares who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Common Shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of its directors, officers and experts under the United States federal securities laws.
The Company filed with the SEC, concurrently with its registration statement (the “Registration Statement”) on Form F-10 of which this prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed DL Services Inc. as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of or related to or concerning the offering of the Offered Shares under this prospectus.
Investors should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against such persons predicated upon the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States or would enforce, in original actions, liabilities against the Company or such persons predicated upon the United States federal securities laws or any such state securities or blue sky laws.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
The Company has filed with the SEC the Registration Statement on Form F-10 relating to the Offered Shares. This prospectus, which constitutes a part of the Registration Statement, does not contain all of the information contained in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance investors should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.
The Company is subject to the information requirements of the United States Securities Exchange Act of 1934 (the “U.S. Exchange Act”) and applicable Canadian securities legislation, and in accordance therewith files reports and other information with the SEC and with the securities regulatory authorities in Canada. Under a multi-jurisdictional disclosure system adopted by Canada and the United States, documents and other information that the Company files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company is not required to publish financial statements as promptly as United States companies.
Investors may read any document that the Company has filed with the SEC at the SEC’s public reference room in Washington, D.C. Investors and may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. Investors should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms. Investors may read and download some of the documents the Company has filed with the SEC’s Electronic Data Gathering and Retrieval system at www.sec.gov. Investors may read and download any public document that the Company has filed with the securities regulatory authorities in Canada at www.sedar.com.
We are also subject to filing requirements prescribed by the securities legislation of all Canadian provinces. These filings are electronically available from SEDAR (www.sedar.com). The Common Shares are listed on the Alternext and the TSX and reports and other information concerning us may be inspected at their offices located at 86 Trinity Place, New York, New York, 10006 (Alternext) and 3rd Floor, 130 King Street West, Toronto, Ontario, M5X 1J2 (TSX), respectively.
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
The following documents have been filed with the SEC as part of the Registration Statement of which this prospectus forms a part: the documents referred to under the heading “Documents Incorporated by Reference”; the consent of PricewaterhouseCoopers LLP; the consent of Fasken Martineau DuMoulin LLP; the consent of Cassels Brock & Blackwell LLP; the consent of Gary Giroux, the consent of John Edward Hearne, the consent of Andy Nichols, the consent of Andre de Ruitjer, the consent of Richard Alexander, the consent of Roberto Costa, the consent of Norman Pitcher, the consent of Stephen Juras, the consent of Richard Miller, the consent of Hatch Ltd; powers of attorney from certain of our directors and officers; and the Underwriting Agreement.

PART II
INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
INDEMNIFICATION
Bylaw No. 1 of the Registrant provides that, subject to the provisions of the Canada Business Corporations Act, the Registrant shall indemnify each director or officer or former director or officer of the Registrant and each other individual who acts or has acted at the Registrant’s request as a director or officer, or in a similar capacity, of another entity, and each such individual’s respective heirs and personal representatives (each, a “Qualified Person”), against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in a civil, criminal, administrative, investigative or other proceeding the individual is involved because of that association with the Registrant or other entity, provided that:
(a)	the individual acted honestly and in good faith with a view to the best interests of the Registrant or other entity; and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by monetary penalty, the individual had reasonable grounds for believing the conduct was lawful.
The Canada Business Corporations Act has similar indemnification provisions as provided under Bylaw No. 1 of the Registrant, and expressly provides that each director or officer or former director or officer of the Registrant or another individual who acts or has acted at the Registrant’s request in a similar capacity of another entity (each, a “Specified Qualified Person”) is entitled to indemnity from the Registrant in respect to all costs, charges and expenses reasonably incurred by such individual in connection with the defense of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual’s association with the Registrant or other entity, if he or she (i) satisfies the requirements of (a) and (b) above and (ii) was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done.
The Canada Business Corporations Act provides that the Registrant with court approval may indemnify a Specified Qualified Person in respect of all costs, charges and expenses reasonably incurred by such individual in a derivative action (an action by or on behalf of the Registrant or other entity to procure judgment in its favor) to which the individual is subject because of the individual’s association with the Registrant or other entity if he or she satisfies the requirements of (a) and (b) above. A similar provision is included in By Law No. 1 of the Registrant in respect of Qualified Persons.
Bylaw No. 1 of the Registrant also provides that the Registrant may advance monies to a Qualified Person for costs, charges and expenses in a civil, criminal, administrative, investigative or other proceeding the individual was involved because of his or her association with the Registrant or other entity. The Canada Business Corporations Act also provides that the Registrant may advance moneys to a Specified Qualified Person for the costs, charges and expenses reasonably incurred by him or her in connection with a civil, criminal, administrative, investigative or other proceeding to which he or she is subject to because of the individual’s association with the Registration or other entity; provided however he or she shall repay such monies if:
•	the individual failed to act honestly and in good faith with a view to the best interests of the Registrant or other entity; or

•	in the case of a criminal or administrative action or proceeding that is enforced by monetary penalty, the individual did not have reasonable grounds for believing the conduct was lawful.
The Company has a policy of insurance for its directors and officers and those of its subsidiaries. The limit of liability applicable to all insured directors and officers under the current policies, which will expire on July 1, 2009, is US $40 million in the aggregate, inclusive of defense costs. Under the policies, the Company has reimbursement coverage to the extent that it has indemnified the directors and officers in excess of a deductible of US $0.5 million for each loss of securities claims and non-securities claims. The total premium charged to the Company in respect of coverage for 2008 is US $381,600, for 2007 was US $294,000 and for 2006 was US $317,500 no part of which is or was payable by the directors of officers or the Company.
Insofar as indemnification for liabilities under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the United States Securities and Exchange Commission such indemnification is against public policy in the United States as expressed in the Securities Act and is therefore unenforceable.

EXHIBITS

Exhibit No.	Description

3.1	Underwriting Agreement (to be filed by amendment)

4.1*	The audited consolidated financial statements, the notes thereto and the auditors report thereon as at and for the fiscal year ended December 31, 2007, together with Management’s Discussion and Analysis for such financial statements contained in our annual report for the fiscal year ended December 31, 2007, filed with the Commission as Exhibits 2 and 3, respectively, to the Registrant’s Annual Report on Form 40-F on March 31, 2008

4.2*	The unaudited interim consolidated financial statements as at and for the nine months ended September 30, 2008 and the notes thereto contained in our quarterly report, together with MD&A for such Interim Financial Statements, furnished to the Commission under cover of Form 6-K on October 31, 2008

4.3*	The management proxy circular dated March 27, 2008 prepared in connection with the annual meeting of our shareholders held on May 1, 2008, furnished to the Commission under cover of Form 6-K on April 4, 2008

4.4*	The annual information form for the fiscal year ended December 31, 2007, dated March 31, 2008, filed with the Commission as Exhibit 1 to the Registrant’s Annual Report on Form 40-F on March 31, 2008

4.5*	Business acquisition report dated and filed in English on September 15, 2008 regarding the acquisition of Frontier Pacific Mining Corporation, furnished to the Commission under cover of Form 6-K on September 16, 2008, except the notices regarding no auditor review of the Frontier interim statements incorporated by reference in the report, which notices are not incorporated by reference in this Registration Statement

4.6*	The press release dated January 14, 2008 with respect to an update on the Company’s 2007 operating results, furnished to the Commission under cover of Form 6-K on January 14, 2008

4.7*	The press release dated February 22, 2008 with respect to an update on mineral resources and mineral reserves as of December 31, 2007, furnished to the Commission under cover of Form 6-K on February 22, 2008

4.8*	The press release dated March 6, 2008 with respect to the re-opening of the Kisladag mine, furnished to the Commission under cover of Form 6-K on March 6, 2008

4.9*	The press release dated March 17, 2008 with respect to a non-binding memorandum of understanding with BHP Billiton regarding the future sale of iron ore, furnished to the Commission under cover of Form 6-K on March 17, 2008

4.10*	The press release dated March 27, 2008 with respect to financial results for the fiscal year ended December 31, 2007, furnished to the Commission under cover of Form 6-K on March 27, 2008

4.11*	The press release dated April 3, 2008 with respect to an update on first quarter 2008 operating results, furnished to the Commission under cover of Form 6-K on April 3, 2008

4.12*	The press release dated April 18, 2008 with respect to our intention to make an offer for Frontier Pacific Mining Corporation, furnished to the Commission under cover of Form 6-K on April 21, 2008

4.13*	The press release dated May 1, 2008 with respect to first quarter 2008 financial and operational results for the first quarter 2008, furnished to the Commission under cover of Form 6-K on May 2, 2008

Exhibit No.	Description

4.14*	The press release dated May 9, 2008 with respect to the formal offer to acquire all the outstanding shares of Frontier, furnished to the Commission under cover of Form 6-K on May 9, 2008

4.15*	The press release dated June 2, 2008 with respect to receipt of all permits and approvals necessary to construct the Efemçukuru development project, furnished to the Commission under cover of Form 6-K on June 2, 2008

4.16*	The press release dated July 8, 2008 with respect to an earn-in agreement with Brazauro Resources Corporation on the Tocantinzinho Project and Tapajos District exploration, furnished to the Commission under cover of Form 6-K on July 9, 2008

4.17*	The press release dated July 16, 2008 with respect to the take-up of the Frontier shares, furnished to the Commission under cover of Form 6-K on July 18, 2008

4.18*	The press release dated July 30, 2008 with respect to letter agreement with AngloGold Ashanti Limited to acquire the shares of São Bento Gold Company Limited which indirectly holds the São Bento gold mine, furnished to the Commission under cover of Form 6-K on July 31, 2008

4.19*	The press release dated August 1, 2008 with respect to financial and operational results for the second quarter ended June 30, 2008, furnished to the Commission under cover of Form 6-K on August 4, 2008

4.20*	The press release dated October 31, 2008 with respect to financial and operational results for the third quarter ended September 30, 2008, furnished to the Commission under cover of Form 6-K on October 31, 2008

4.21*	The press release dated December 15, 2008 with respect to completion of the sale of the São Bento gold mine to AngloGold Ashanti Limited, furnished to the Commission under cover of Form 6-K on December 15, 2008

4.22*	The press release dated January 22, 2009 with respect to an update on 2008 operating results and anticipated 2009 production, furnished to the Commission under cover of Form 6-K on January 22, 2009

4.23*	The press release dated January 30, 2009 with respect to the positive High Court decision regarding the Environmental Impact Assessment Certificate for the Efemçukuru Project, furnished to the Commission under cover of Form 6-K on January 30, 2009

4.24*	the material change report dated February 18, 2009 and amended material change report dated February 20, 2009 with respect to the Company’s 2008 fourth quarter earnings release and mineral resources and mineral reserves updates, furnished to the Commission under cover of Form 6-K on February 19, 2009 and February 23, 2009 respectively

4.25*	Supplementary Information Reconciliation with United States Generally Accepted Accounting Principles with respect to the unaudited comparative interim financial statements for the nine months ended September 30, 2008, furnished to the Commission under cover of Form 6-K on February 23, 2009

5.1	Consent of PricewaterhouseCoopers LLP

5.2	Consent of PricewaterhouseCoopers LLP

5.3	Consent of Staley, Okada & Partners

5.4	Consent of Gary Giroux, Micon International Limited

5.5	Consent of John Edward Hearne RSG Global Pty Ltd.

5.6	Consent of Andy Nichols, Wardrop Engineering, Inc.

Exhibit No.	Description

5.7	Consent of Andre de Ruijter, Wardrop Engineering, Inc.

5.8	Consent of Richard Alexander, Wardrop Engineering, Inc.

5.9	Consent of Roberto Costa, Roberto Costa Engenharia Ltda

5.10	Consent of Mr. Norman Pitcher, P. Geo and COO, of the Registrant

5.11	Consent of Mr. Stephen Juras, P. Geo and Manager, Geology of the Registrant

5.12	Consent of Richard Miller, P. Geo. of the Registrant

5.13	Consent of Hatch Ltd.

5.14	Consent of Fasken Martineau DuMoulin LLP

5.15	Consent of Cassels Brock & Blackwell LLP

6.1	Power of Attorney of certain officers and directors of the Registrant (included on signature page)

*	Previously filed or furnished to the Commission.

PART III
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
Item 1. Undertaking
The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to this Form F-10 or to transactions in said securities.
Item 2. Consent to Service of Process
Concurrently with the filing of this Registration Statement on Form F-10, the Registrant is filing with the Commission a written irrevocable consent and power of attorney on Form F-X.
Any change to the name and address of the agent for service of the Registrant will be communicated promptly to the Commission by amendment to Form F-X referencing the file number of this Registration Statement.

III-1

SIGNATURES
Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-10 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, Canada on February 23, 2009.

Eldorado Gold Corporation (Registrant)
By:	/s/ Paul N. Wright
Paul N. Wright
President and Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Paul N. Wright and Earl W. Price, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, from such person and in each person’s name, place and stead, in any and all capacities, to sign a registration statement on Form F-10 for purposes of registering equity securities of Eldorado Gold Corporation and any amendments thereto (including any post-effective amendments thereto), and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing as fully to all intents and purposes as he or she might or could in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on February 23, 2009.

Signature	Title	Date

/s/ Paul N. Wright Paul N. Wright	President, Chief Executive Officer and Director	February 23, 2009

/s/ Earl W. Price Earl W. Price	Chief Financial Officer	February 23, 2009

/s/ Hugh C. Morris Hugh C. Morris	Director	February 23, 2009

/s/ Wayne D. Lenton Wayne D. Lenton	Director	February 23, 2009

/s/ John S. Auston John S. Auston	Director	February 23, 2009

/s/ K. Ross Cory K. Ross Cory	Director	February 23, 2009

Signature	Title	Date

/s/ Robert R. Gilmore Robert R. Gilmore	Director	February 23, 2009

/s/ Donald Shumka Donald Shumka	Director	February 23, 2009

/s/ Geoffrey Handley Geoffrey Handley	Director	February 23, 2009
AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

/s/ Robert R. Gilmore Robert R. Gilmore	Authorized Representative in United States	February 23, 2009

EXHIBIT INDEX

Exhibit No.	Description

3.1	Underwriting Agreement (to be filed by amendment)

4.1*	The audited consolidated financial statements, the notes thereto and the auditors report thereon as at and for the fiscal year ended December 31, 2007, together with Management’s Discussion and Analysis for such financial statements contained in our annual report for the fiscal year ended December 31, 2007, filed with the Commission as Exhibits 2 and 3, respectively, to the Registrant’s Annual Report on Form 40-F on March 31, 2008

4.2*	The unaudited interim consolidated financial statements as at and for the nine months ended September 30, 2008 and the notes thereto contained in our quarterly report, together with MD&A for such Interim Financial Statements, furnished to the Commission under cover of Form 6-K on October 31, 2008

4.3*	The management proxy circular dated March 27, 2008 prepared in connection with the annual meeting of our shareholders held on May 1, 2008, furnished to the Commission under cover of Form 6-K on April 4, 2008

4.4*	The annual information form for the fiscal year ended December 31, 2007, dated March 31, 2008, filed with the Commission as Exhibit 1 to the Registrant’s Annual Report on Form 40-F on March 31, 2008

4.5*	Business acquisition report dated and filed in English on September 15, 2008 regarding the acquisition of Frontier Pacific Mining Corporation, furnished to the Commission under cover of Form 6-K on September 16, 2008, except the notices regarding no auditor review of the Frontier interim statements incorporated by reference in the report, which notices are not incorporated by reference in this Registration Statement

4.6*	The press release dated January 14, 2008 with respect to an update on the Company’s 2007 operating results, furnished to the Commission under cover of Form 6-K on January 14, 2008

4.7*	The press release dated February 22, 2008 with respect to an update on mineral resources and mineral reserves as of December 31, 2007, furnished to the Commission under cover of Form 6-K on February 22, 2008

4.8*	The press release dated March 6, 2008 with respect to the re-opening of the Kisladag mine, furnished to the Commission under cover of Form 6-K on March 6, 2008

4.9*	The press release dated March 17, 2008 with respect to a non-binding memorandum of understanding with BHP Billiton regarding the future sale of iron ore, furnished to the Commission under cover of Form 6-K on March 17, 2008

4.10*	The press release dated March 27, 2008 with respect to financial results for the fiscal year ended December 31, 2007, furnished to the Commission under cover of Form 6-K on March 27, 2008

4.11*	The press release dated April 3, 2008 with respect to an update on first quarter 2008 operating results, furnished to the Commission under cover of Form 6-K on April 3, 2008

4.12*	The press release dated April 18, 2008 with respect to our intention to make an offer for Frontier Pacific Mining Corporation, furnished to the Commission under cover of Form 6-K on April 21, 2008

4.13*	The press release dated May 1, 2008 with respect to first quarter 2008 financial and operational results for the first quarter 2008, furnished to the Commission under cover of Form 6-K on May 2, 2008

Exhibit No.	Description

4.14*	The press release dated May 9, 2008 with respect to the formal offer to acquire all the outstanding shares of Frontier, furnished to the Commission under cover of Form 6-K on May 9, 2008

4.15*	The press release dated June 2, 2008 with respect to receipt of all permits and approvals necessary to construct the Efemçukuru development project, furnished to the Commission under cover of Form 6-K on June 2, 2008

4.16*	The press release dated July 8, 2008 with respect to an earn-in agreement with Brazauro Resources Corporation on the Tocantinzinho Project and Tapajos District exploration, furnished to the Commission under cover of Form 6-K on July 9, 2008

4.17*	The press release dated July 16, 2008 with respect to the take-up of the Frontier shares, furnished to the Commission under cover of Form 6-K on July 18, 2008

4.18*	The press release dated July 30, 2008 with respect to letter agreement with AngloGold Ashanti Limited to acquire the shares of São Bento Gold Company Limited which indirectly holds the São Bento gold mine, furnished to the Commission under cover of Form 6-K on July 31, 2008

4.19*	The press release dated August 1, 2008 with respect to financial and operational results for the second quarter ended June 30, 2008, furnished to the Commission under cover of Form 6-K on August 4, 2008

4.20*	The press release dated October 31, 2008 with respect to financial and operational results for the third quarter ended September 30, 2008, furnished to the Commission under cover of Form 6-K on October 31, 2008

4.21*	The press release dated December 15, 2008 with respect to completion of the sale of the São Bento gold mine to AngloGold Ashanti Limited, furnished to the Commission under cover of Form 6-K on December 15, 2008

4.22*	The press release dated January 22, 2009 with respect to an update on 2008 operating results and anticipated 2009 production, furnished to the Commission under cover of Form 6-K on January 22, 2009

4.23*	The press release dated January 30, 2009 with respect to the positive High Court decision regarding the Environmental Impact Assessment Certificate for the Efemçukuru Project, furnished to the Commission under cover of Form 6-K on January 30, 2009

4.24*	the material change report dated February 18, 2009 and amended material change report dated February 20, 2009 with respect to the Company’s 2008 fourth quarter earnings release and mineral resources and mineral reserves updates, furnished to the Commission under cover of Form 6-K on February 19, 2009 and February 23, 2009 respectively

4.25*	Supplementary Information Reconciliation with United States Generally Accepted Accounting Principles with respect to the unaudited comparative interim financial statements for the nine months ended September 30, 2008, furnished to the Commission under cover of Form 6-K on February 23, 2009

5.1	Consent of PricewaterhouseCoopers LLP

5.2	Consent of PricewaterhouseCoopers LLP

5.3	Consent of Staley, Okada & Partners

5.4	Consent of Gary Giroux, Micon International Limited

5.5	Consent of John Edward Hearne RSG Global Pty Ltd.

5.6	Consent of Andy Nichols, Wardrop Engineering, Inc.

Exhibit No.	Description

5.7	Consent of Andre de Ruijter, Wardrop Engineering, Inc.

5.8	Consent of Richard Alexander, Wardrop Engineering, Inc.

5.9	Consent of Roberto Costa, Roberto Costa Engenharia Ltda

5.10	Consent of Mr. Norman Pitcher, P. Geo and COO, of the Registrant

5.11	Consent of Mr. Stephen Juras, P. Geo and Manager, Geology of the Registrant

5.12	Consent of Richard Miller, P. Geo. of the Registrant

5.13	Consent of Hatch Ltd.

5.14	Consent of Fasken Martineau DuMoulin LLP

5.15	Consent of Cassels Brock & Blackwell LLP

6.1	Power of Attorney of certain officers and directors of the Registrant (included on signature page)

*	Previously filed or furnished to the Commission.